   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                        PREFERRED PAYMENT SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

        DELAWARE                    7322                    36-3715258
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF             INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                             1230 EAST DIEHL ROAD
                                   SUITE 300
                          NAPERVILLE, ILLINOIS 60563
                                (630) 245-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               STEVEN E. NELSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        PREFERRED PAYMENT SYSTEMS, INC.
                             1230 EAST DIEHL ROAD
                                   SUITE 300
                          NAPERVILLE, ILLINOIS 60563
                                (630) 245-0700
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      BERNARD S. KRAMER, ESQUIRE              ROBERT A. YOLLES, ESQUIRE
        MCDERMOTT, WILL & EMERY              JONES, DAY, REAVIS & POGUE
        227 WEST MONROE STREET                  77 WEST WACKER DRIVE
              SUITE 4400                             SUITE 3500
     CHICAGO, ILLINOIS 60606-5096           CHICAGO, ILLINOIS 60601-1692
            (312) 372-2000                         (312) 269-4145
                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                                PROPOSED
                                                                MAXIMUM            AMOUNT OF
                 TITLE OF EACH CLASS OF                        AGGREGATE         REGISTRATION
               SECURITIES TO BE REGISTERED                 OFFERING PRICE (1)         FEE
---------------------------------------------------------------------------------------------
Common Stock (par value $.01 per share)..................     $69,000,000           $20,910
---------------------------------------------------------------------------------------------

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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICIATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE       +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued November 21, 1997

                                        Shares

                     [PREFERRED PAYMENT SYSTEMS, INC. LOGO]


                                  COMMON STOCK

                                  -----------

 ALL  OF THE  SHARES OF  COMMON STOCK  OFFERED HEREBY  ARE BEING  SOLD  BY THE
  COMPANY.  PRIOR TO THIS OFFERING, THERE  HAS BEEN NO PUBLIC MARKET FOR  THE
    COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL
     PUBLIC  OFFERING PRICE PER  SHARE WILL BE  BETWEEN $     AND  $     .
       SEE  "UNDERWRITERS"  FOR  A  DISCUSSION  OF  THE  FACTORS  TO  BE
        CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                                  -----------

   APPLICATION HAS BEEN MADE TO LIST THE SHARES ON THE NASDAQ NATIONAL MARKET
                            UNDER THE SYMBOL "PPSX."

                                  -----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON   THE  ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                        UNDERWRITING   PROCEEDS
                                             PRICE TO  DISCOUNTS AND      TO
                                              PUBLIC   COMMISSIONS(1) COMPANY(2)
                                             --------  -------------- ----------
Per Share..................................   $            $            $
Total(3)................................... $            $            $

-----
  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
      aggregate of        additional Shares at the price to public less
      underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
      proceeds to Selling Stockholders will be $    , $     and $     ,
      respectively. The Company will not receive any of the proceeds from the sale of Shares of Common stock by the Selling Stockholders. See "Underwriters" and "Principal and Selling Stockholders."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Jones, Day, Reavis & Pogue, counsel for the Underwriters. It is expected
that delivery of the Shares will be made on or about     , 1998, at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
                               SMITH BARNEY INC.
                                                              PIPER JAFFRAY INC.

    , 1998

     [ARTWORK--SCHEMATIC DESCRIPTION OF HEALTHCARE BILL MANAGEMENT SYSTEM]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL           , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Unaudited Pro Forma Consolidated Statements of Income ....................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   37
Certain Transactions......................................................   42
Principal and Selling Stockholders........................................   45
Description of Capital Stock..............................................   47
Shares Eligible for Future Sale...........................................   51
Underwriters..............................................................   53
Legal Matters.............................................................   54
Experts...................................................................   55
Additional Information....................................................   55
Index to Financial Statements.............................................  F-1

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires, all information in this Prospectus (a) gives effect
to a   -for-1 stock split to occur immediately prior to consummation of the
Offering and the conversion of all outstanding Convertible Subordinated Notes (as defined herein) into 968,316 shares of Common Stock upon consummation of the Offering; and (b) assumes no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or to "PPS" refer to the Company and its subsidiary, collectively.

                                  THE COMPANY

  PPS is a leading nationwide provider of specialized cost containment and outsourcing services for healthcare payors. Through its comprehensive portfolio of services, the Company reduces for its clients costs ordinarily payable on medical bills submitted by healthcare providers and the administrative expense associated with reviewing and analyzing medical bills. These services include professional negotiation services, line-item analysis and other specialized audit and bill review processes ("Non-Network Services"), as well as access to a nationwide PPO network (the "PPO Network"). PPS serves as a one-stop outsourcing solution for cost containment with respect to medical bills that are outside a healthcare payor's contracted network of providers. The Company's net revenue is based primarily on the amount of price reductions realized by the Company's clients as a result of its services. On a pro forma basis after giving effect to the About Health Transaction (as defined herein), for the year ended December 31, 1996, the Company analyzed approximately $1.1 billion in bill volume, representing 154,134 medical bills, and for the nine months ended September 30, 1997, the Company analyzed approximately $1.1 billion in bill volume, representing 176,101 medical bills.

  PPS analyzes each bill using its Healthcare Bill Management System ("HBMS"), which incorporates proprietary software, Company-developed and licensed databases and client-specific preference profiles. HBMS analyzes all medical bills sent to the Company and automatically selects the appropriate PPS service that will maximize savings for the client. HBMS then incorporates all cost-savings information from the analysis into its databases in order to improve future bill analysis. The Company, by incorporating all of its services into HBMS, believes that it produces superior results when compared to single-product cost containment companies.

  The Company's clients include indemnity health insurers, health maintenance organizations ("HMOs") and other managed care organizations, third-party administrators, reinsurers, large self-insured employers, Blue Cross and Blue Shield organizations and Taft-Hartley funds. The Company's clients include leading healthcare payors such as CIGNA Healthcare, Inc. ("CIGNA"), Aetna Inc. ("Aetna"), Great-West Life Assurance Company ("Great-West Life"), The Guardian Life Insurance Company of America ("The Guardian"), PacifiCare Health Systems Inc. and Eli Lilly & Company.

  All healthcare payors have out-of-network exposure due to healthcare claims that are outside their coverage area or network either as a matter of choice on the part of the insured or as a result of geographic circumstances where the insured does not have local access to contracted providers. With the growth in popularity of point of service ("POS") and open-access products, consumers have greater freedom to choose healthcare providers that are outside a payor's contracted network. Out-of-network healthcare claims expose payors to greater incidence of over-utilization, cost shifting, omission of appropriate discounts and possible billing errors. In the Company's experience, the potential savings available to payors from cost containment efforts for out-of-network claims have increased significantly in the past several years and range from several hundred dollars to $100,000 or more per claim.

  While many payors have an internal cost containment department to review claims, cost containment is not one of the core competencies of a typical payor. Payors are increasingly outsourcing this function to independent cost containment firms because of: (i) the growing regulatory complexity of healthcare claims; (ii) an inability to replicate the breadth of data and industry expertise of an independent vendor; (iii) a need for significant investment in technology and systems to accomplish meaningful savings; (iv) a desire on the part of the payors to focus on their core business; and (v) a desire for larger and more meaningful cost savings on claims. The cost containment industry is highly fragmented, with most participants operating on a regional or local level. The Company believes that national, single-source vendors, such as the Company, have the economies of scale and expertise to deliver the requisite services at lower cost and similar or higher quality than the payors could achieve for themselves or access through regional or local vendors.

GROWTH STRATEGY

  The Company's growth strategy is to increase net revenue and profitability by enhancing its position as the single-source cost containment and administrative outsourcing partner of choice for healthcare payors. In order to implement its growth strategy, the Company focuses on the following business imperatives:

    Access Greater Bill Volume from Existing Clients. The Company has a significant opportunity to increase bill volume, and therefore net revenue, from existing clients. The Company contracts with its clients to receive medical bills with certain characteristics, including type of medical service, size of bill and other factors. However, because most of its clients have manual bill identification and transfer procedures, the Company believes that it receives fewer than half of the bills that are eligible for review. The Company believes that it can receive a greater portion of its clients' bills by implementing automated bill selection criteria coupled with electronic data interchange ("EDI") and utilizing on-site PPS personnel. The Company also intends to increase its bill volume by expanding the types of bills it reviews. With the About Health Transaction, the Company has expanded the scope of its bill review services from inpatient, outpatient and physician bills to include various types of ancillary medical bills such as chemotherapy, home infusion and durable medical equipment.

    Maximize Savings Per Bill. The Company seeks to maximize its savings performance for its clients, thereby increasing its net revenue, by continuing to improve its technology, educating and deploying its employees to build on best demonstrated practices and expanding the scope of its services. The Company makes continuous improvements to HBMS, and automatically incorporates all bill review results into its databases, enabling its professionals to utilize these data to achieve greater savings across all of the Company's services.

    Provide Superior Customer Service. The Company believes that it can strengthen its client relationships by continually upgrading its customer service capabilities to help make its clients' administrative functions more efficient. HBMS employs a customer preference profile to tailor its services to meet each client's unique needs for administration and analysis of medical bills.

    Expand Client Base. The Company believes that it can expand its client base to additional healthcare payors in certain of the sectors that it has traditionally served, such as HMOs and other managed care organizations, and to other types of risk-bearing entities with non-network exposure, such as automobile liability insurers, workers' compensation insurers, governmental entities and provider organizations that accept capitation. The Company also plans to expand its client base through the introduction of new services such as subrogation and credit recovery.

    Pursue Strategic Acquisitions and Develop New Services. The Company intends to enhance its position as a leading single-source vendor of cost containment services by continuing to develop new services or by acquiring assets or businesses that can expand its client base, improve its technological and human resource capabilities, provide access to greater bill volume or broaden its service lines.

    As part of its growth strategy, in August 1997, the Company combined its operations with the operations of About Health, Inc. ("About Health") and About Health merged into the Company effective as of October 31, 1997. About Health, which was founded in 1992, is a leading professional medical bill negotiation services company. About Health utilizes an internal staff of senior-level medical professionals, including primary care physicians and hospital administrators, to negotiate savings for its clients on medical bills. During the year ended December 31, 1996, About Health analyzed approximately $287.7 million in bill volume, representing 31,388 medical bills.

                                  THE OFFERING

Common Stock offered by the                     shares
 Company..........................

Common Stock to be outstanding
 after the Offering(1)............
                                                shares

Use of proceeds...................  The estimated net proceeds to the Company from the Offering will be used as follows:
                                    (i) approximately $41.5 million to repay the Company's outstanding indebtedness un-der the 1997 Credit Facility, including accrued and unpaid interest; (ii) approxi-mately $7.8 million to repay and retire all outstanding Subordinated Notes, including accrued interest thereon, and to pay ac-crued interest on the Convertible Subordi-nated Notes; (iii) $5.0 million to redeem all outstanding Redeemable Preferred Stock; and (iv) the balance for working capital and other general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National Market     PPSX
 Symbol...........................
--------
(1) Excludes 190,040 shares of Common Stock issuable upon exercise of outstanding stock options, 30,600 of which will be exercisable immediately following the Offering. Assumes the over-allotment option granted to the Underwriters will not be exercised. See "Shares Eligible for Future Sale" and "Underwriters."

                                  RISK FACTORS

  Prior to making an investment in the Common Stock offered hereby, prospective purchasers should carefully consider the specific matters set forth under the caption "Risk Factors" as well as the other information and data in this Prospectus.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                          ------------------------------------------------------ --------------------------------
                                                                      PRO FORMA                        PRO FORMA
                           1992   1993     1994     1995     1996      1996(1)      1996      1997      1997(1)
                          ------ -------  -------  -------  -------  ----------- ----------- -------  -----------
                                                                     (UNAUDITED) (UNAUDITED)          (UNAUDITED)
STATEMENT OF INCOME
 DATA:
Net revenue.............  $5,948 $11,540  $16,702  $22,314  $22,996     $33,130    $17,356   $23,856     $32,755
Direct costs............   2,156   4,394    5,943    7,769    6,336       9,244      4,893     6,195       8,254
                          ------ -------  -------  -------  -------   ---------    -------   -------   ---------
Gross profit............   3,792   7,146   10,759   14,545   16,660      23,886     12,463    17,661      24,501
Selling, general and
 administrative expense.   3,026   4,632    5,223    7,653    8,287      10,057      6,158     8,410      10,971
Depreciation and
 amortization...........      36      60      122      187      387       1,523        246       513       1,373
                          ------ -------  -------  -------  -------   ---------    -------   -------   ---------
Income from operations..     730   2,454    5,414    6,705    7,986      12,306      6,059     8,738      12,157
Interest expense
 (income)...............       2      (7)      (8)     (47)     910       3,112        240     2,518       4,176
                          ------ -------  -------  -------  -------   ---------    -------   -------   ---------
Income before taxes.....     728   2,461    5,422    6,752    7,076       9,194      5,819     6,220       7,981
Provision for state
 replacement taxes......      58     152      274      138      171         171        126       160         164
                          ------ -------  -------  -------  -------   ---------    -------   -------   ---------
Net income..............  $  670 $ 2,309  $ 5,148  $ 6,614  $ 6,905     $ 9,023    $ 5,693   $ 6,060     $ 7,817
                          ====== =======  =======  =======  =======   =========    =======   =======   =========
Net income available to
 common stockholders(2).    $670  $2,309   $5,148   $6,614   $6,905      $9,023     $5,693    $4,834      $6,591
                          ====== =======  =======  =======  =======   =========    =======   =======   =========
Supplemental Pro Forma
 Information (3)(4):
Net income..............    $437  $1,477   $3,253   $4,051   $4,297      $5,387     $3,530    $3,847      $4,716
                          ====== =======  =======  =======  =======   =========    =======   =======   =========
Net income per share....                                                  $1.93                            $1.63
                                                                      =========                        =========
Weighted average common
 shares outstanding.....                                              2,794,474                        2,895,121
OTHER FINANCIAL DATA:
EBITDA(5)...............    $766  $2,514   $5,536   $6,892   $8,373     $13,829     $6,305    $9,251     $13,530
Non-Network Services:
Net revenue.............                   $7,729  $11,026  $13,981     $24,145    $10,267   $17,887     $26,786
Percentage of net
 revenue................                     46.3%    49.4%    60.8%       72.8%      59.2%     75.0%       81.8%
PPO Network Services:
Net revenue.............                   $8,973  $11,288   $9,015      $9,015     $7,089    $5,969      $5,969
Percentage of net
 revenue................                     53.7%    50.6%    39.2%       27.2%      40.8%     25.0%       18.2%

                                  AS OF SEPTEMBER 30, 1997
                                 ---------------------------
                                               PRO FORMA
                                  ACTUAL   AS ADJUSTED(6)(7)
                                 --------  -----------------
                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital................  $ (1,327)
Total assets...................    39,148
Long-term debt, less current
 maturities....................    54,976
 Stockholders' equity
  (deficit)....................   (26,763)

                                                        (footnotes on next page)

--------
(1) Gives effect to the About Health Transaction and the Merger of About Health into the Company as if such transactions had occurred as of January 1, 1996. See "The Company."
(2) Represents net income less the accretion to redemption value of the securities underlying the Company's Convertible Subordinated Notes (the "Convertible Subordinated Notes"). See "Certain Transactions--The 1996 Transaction").
(3) Prior to the Offering, the Company elected to be taxed as a Subchapter S corporation for federal income taxes. Supplemental pro forma net income has been computed as if the Company had been subject to all applicable federal and state corporate income taxes for each period presented.
(4) Beginning with the year ended December 31, 1996, supplemental pro forma net income is further adjusted for the elimination of the accretion to redemption value of the securities underlying the Convertible Subordinated Notes as a result of the cancellation of the put right relating to such securities effective as of September 30, 1997 and the elimination of interest expense due to the conversion of the Convertible Subordinated Notes in connection with the Offering, net of income tax benefit. See "Certain Transactions--The 1996 Transaction."
(5) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is provided because it is a financial indicator commonly used in the industry. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.
(6) The pro forma as adjusted information gives effect to the Merger and the
    sale by the Company of the       shares of Common Stock offered hereby and
    the application of the estimated net proceeds therefrom, as if such transactions had occurred as of September 30, 1997.
(7) Retained earnings (deficit), a component of stockholders' equity (deficit), includes a tax benefit of approximately $396,000 to occur upon the conversion of the Company into a Subchapter C corporation, and an expense of approximately $1.0 million associated with the estimated write off of deferred financing costs, net of income tax benefit, which will occur upon the repayment of all outstanding indebtedness with the proceeds of the Offering.

                                 RISK FACTORS

  Prospective investors in the Common Stock offered hereby should carefully consider the following risk factors in addition to the other information contained in this Prospectus.

DEPENDENCE ON LARGE CLIENTS

  A significant portion of the Company's net revenue is derived from a limited number of large healthcare clients. For the year ended December 31, 1996 and the nine months ended September 30, 1997, on a pro forma basis after giving effect to the About Health Transaction, the Company's five largest clients accounted, in the aggregate, for approximately 37.9% and 40.9%, respectively, of the Company's net revenue. The Company has written agreements with certain of its large clients. These contracts typically have a term of one to three years, with automatic one-year renewals on the anniversary date. However, such contracts may be terminated by either party at any time, generally upon 90 to 120 days' notice. There can be no assurance that any of the Company's contracts with its large clients will remain in place until the end of their stated terms or that such contracts will be renewed, and, if renewed, that they will contain favorable terms. Additionally, existing clients may be lost through acquisition by non-client payors or post-acquisition business or management changes. The loss of a major client and the inability to replace any such client with significant new clients could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Clients."

LENGTHY REVENUE CYCLE AND FLUCTUATION IN OPERATING RESULTS

  The Company's operating results may fluctuate from time to time as a result of a number of factors, including additions of new clients, loss of existing clients, delays in transmission of claims data, changes in the levels of fees charged to clients, timing of acquisitions, expenses associated with the development of new services and technologies and with the implementation of the Company's growth strategy without a corresponding increase in net revenue, and customer acceptance of new services and technologies. Due to the nature of its business, the Company expends substantial time, effort and funds demonstrating to potential clients that cost containment services can result in material savings and that PPS is in a position to provide such services more efficiently and effectively than either in-house cost containment departments or other providers of cost containment services.

  The volume and timing of receipt of medical bills from clients, each of which has a significant impact on the Company's operating results, are difficult to forecast. The Company's clients continuously update and modify their claims and medical encounter processing systems, and such changes often create delays or errors in the transmission of medical bills. Furthermore, the Company's operating expense levels are based in part on expectations of future receipt of medical bills. The Company has been significantly increasing, and intends to continue to increase, its operating expenditures and working capital requirements as it implements its growth strategy. As the Company expands its client base or the range of services provided to existing clients, it will need to increase its operating capacity in advance of receipt of revenues from such new clients or services. Each of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations and could cause operating results to fluctuate significantly in any particular quarter, potentially resulting in volatility in the price of the Company's Common Stock.

DEPENDENCE ON KEY PERSONNEL

  The Company depends to a significant extent on the efforts of Steven E. Nelson, Chairman, President and Chief Executive Officer, Don P. Greenberg, Executive Vice President and Chief Operating Officer,
James T. Doody, Executive Vice President-Sales, Byron W. Smith, Executive Vice President and Chief Technology Officer, and other key management, technical and marketing personnel. The Company's growth and future success will depend in large part on its ability to retain and attract highly qualified personnel. The

Company has entered into employment agreements (the "Employment Agreements") with its senior members of management. The Employment Agreements expire on August 31, 1998 (or July 30, 1999 in the case of Dr. Greenberg) and are renewable for successive one-year terms, unless terminated by either party at the end of the original term or any extended term. Among other things, the Employment Agreements provide that in the event of termination, the executives will not compete with the business of the Company for a period of two years following termination. The Company has obtained key man insurance in the amount of $3.0 million on the life of Mr. Nelson, with the Company named as the beneficiary. The loss of any of the Company's key personnel, particularly any of its executive officers, or the inability to retain or hire qualified personnel could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management."

ABILITY TO MANAGE GROWTH

  The Company recently has experienced significant growth in net revenue, number of clients and number of employees. This growth has resulted in an increase in the responsibilities placed upon the Company's management and has placed added pressures on the Company's operating systems. As a result, the Company is subject to certain growth-related risks, including the risk that it will be unable to retain personnel or acquire other resources necessary to manage and fund its growth adequately. A key element of the Company's strategy is to continue to pursue internal growth. There can be no assurance that the Company will successfully manage its expanding operations or implement its growth strategy, and if the Company's management is unable to manage growth effectively, the Company's business, financial condition or results of operations could be adversely affected.

  As strategic opportunities arise, the Company intends to pursue acquisitions of companies offering complementary services, technologies or businesses. There can be no assurance that any suitable opportunities for future strategic acquisitions or relationships will arise or, if they do arise, that the transactions contemplated thereby could be completed on acceptable terms. There can be no assurance that the Company will be able to integrate effectively the services, technologies or businesses that it has acquired or those that it may acquire in the future. In addition, such transactions are subject to various risks generally associated with the acquisition of services, technologies or businesses, including the financial impact of expenses associated with the integration of such services, technologies or businesses and the diversion of management resources. There can be no assurance that any recent or future acquisition or other strategic relationship will not have a material adverse impact on the Company's business, financial condition or results of operations. If suitable acquisition opportunities were to arise in the future, the Company anticipates that it would finance such transactions through internally generated funds or, in certain instances, through additional debt or equity. There can be no assurance, however, that debt or equity financing would be available to the Company on acceptable terms when, and if, suitable opportunities arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The healthcare industry is fragmented, highly competitive and continually evolving. The traditional functions of payors and providers are beginning to overlap in certain arenas and there is no consensus as to the ultimate structure of the healthcare industry. Accordingly, it is difficult to predict the nature of future competition in the cost containment industry.

  The Company currently competes with companies that provide bill review, utilization review, medical case review, case management and other network and non-network cost containment services to healthcare payors on the basis of its ability to maximize cost savings and through its superior, nationwide customer service. Except for certain other national providers of healthcare cost containment services, the industry is highly fragmented with most vendors operating on a regional or local basis and offering a narrower range of services than the Company. In addition, there are other participants in the healthcare and insurance industries, including managed care organizations, that possess sufficient capital and managerial and technical expertise to develop services that could compete with the Company's services. Many of these companies have significantly greater financial, technical and marketing resources than the Company.

DEPENDENCE ON PPO PARTNERS AND PARTICIPANTS IN PPO NETWORKS

  The Company has agreements with several preferred provider organizations ("PPOs") to lease access to their PPO networks and market their PPOs to payors. In return, these PPOs (each a "PPO Partner") are required to provide the Company's clients with access to participating providers in the PPO Partner's network at contracted rates. As a result, the Company is able to offer to its clients access to PPO Network coverage in 48 states at contracted rates. The success of the Company's PPO Network Services depends on its relationships with its PPO Partners and the strength of the PPO Partners' underlying provider networks. The Company's typical agreement with its PPO Partners has a three-year term, and is renewable automatically for successive one-year terms, unless either party gives written notice of termination at least 120 days prior to the renewal date. The agreement can be terminated by either party on the first or second anniversary of its effective date upon 120 days' prior written notice. Although such agreements preclude a PPO Partner from granting any other party of comparable size to PPS a more favorable network access fee, such agreements do not preclude the PPO Partner from entering into agreements with competitors of the Company. The termination of the Company's relationships with its PPO Partners, the inability to replace such PPO Partners with similar PPO Partners, a significant decrease in the number or quality of the healthcare providers comprising a PPO Partner's underlying provider network and/or any significant deterioration of the condition (financial or otherwise) of a PPO Partner could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--PPO Network Services."

  Selected interest groups within the healthcare industry, certain regulatory agencies, as well as some provider-sponsored professional or trade associations have expressed concern that certain PPOs and payors are accessing discounts to which they may not be legally entitled. Although unclear, the merits of their concerns and the basis for a potential legal challenge center on the interpretation of certain language in a large number of contracts between payors, providers and PPOs. The Company has taken a leadership position in the industry to work with the Association of Managed Healthcare Organizations, a PPO industry trade association, and other industry, payor, PPO and provider groups to develop industry-wide PPO contracting protocols to serve as the basis for appropriate access to provider discounts for payors and PPOs. The Company believes that it is in compliance with the voluntary PPO contracting standards and protocols in place today for the Company's PPO Network business. However, there can be no assurance that a legal challenge will not be made against payors, PPOs or their intermediaries, including the Company. Any such challenge could have a material adverse effect on the Company's business, financial condition or results of operations.

RELIANCE ON DATA PROCESSING AND PROPRIETARY SOFTWARE

  Much of the Company's business is dependent upon its ability to process and manage data and to maintain and upgrade its data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors, obsolescence or other computer problems could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's success also depends, in part, upon its proprietary technology and software, including the integrated software programs comprising HBMS. Although certain of the Company's proprietary software programs are protected by federal copyright law, such protection neither confers a monopoly on the use of similar software nor prevents competitors from developing similar programs. Such software programs may be subject to a variety of replication techniques (for example, reverse engineering, logic trading, disassembly and decompilations) that would produce a functionally similar software program not covered by the Company's registered copyright. Therefore, there can be no assurance that the Company's registered copyright on its proprietary software programs will preclude or deter circumvention by current or future competitors, with the effect that the Company might lose any advantage conferred by such software programs.

  Although the Company believes that its electronic data processing systems are able to process year/date data beyond the year 1999, the Company is unable to determine the extent to which its clients or healthcare providers have systems that are able to process such year/date data. In light of the Company's reliance on data processing capabilities, any inability of clients or healthcare providers to process data or any interruption of data flow by reason of the so-called "Year 2000" issue could have a material adverse effect on the Company's business, financial condition or results of operations.

IMPACT OF POSSIBLE CHANGES IN GOVERNMENT HEALTHCARE REGULATION

  During the past several years, the United States healthcare industry has been subject to changing and increasing government regulation. A number of proposals for healthcare reform have been made at the federal and state levels, including proposals to provide greater government control of healthcare spending, to broaden access to healthcare services and to change the operating environment for healthcare providers and payors. The Company cannot predict what impact, if any, these activities, which include efforts to effect reform through legislation and changes in the administration or interpretation of government healthcare programs, laws, regulations or policies, might have on it. Accordingly, there can be no assurance that such activities would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Government Regulation."

CONTROL BY EXISTING STOCKHOLDERS

  Upon consummation of the Offering, the executive officers and directors of
the Company and their affiliates will beneficially own approximately    % of
the outstanding shares of Common Stock. Although these persons do not have any arrangements or understandings among themselves with respect to the voting of the shares of Common Stock beneficially owned by them after the Offering is completed, such persons, if acting together, would be able to elect a majority of the members of the Board of Directors and control the business, policies and affairs of the Company. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. The shares of Common Stock outstanding prior to the Offering will be eligible for sale in the public market at various times in the future. Upon consummation of the
Offering, the Company will have issued and outstanding           shares of
Common Stock. The Company, all of the Company's executive officers and directors, the Selling Stockholders and all other stockholders and optionholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters and subject to certain limited exceptions, they will not sell any shares of Common Stock for a period of 180 days after the date of this Prospectus. See "Underwriters." All of the shares to be outstanding upon consummation of the
Offering (other than the            shares being offered hereby) are subject
to the lock-up agreements described above. Of the shares to be outstanding
upon consummation of the Offering,            shares (the "Restricted Shares")
will be subject to certain restrictions on resale or transfer under the Securities Act of 1933, as amended (the "Securities Act"). Upon expiration of
the lock-up period described above, approximately            Restricted Shares
will be eligible for sale in the public market, subject to certain restrictions under Rule 144 of the Securities Act. See "Shares Eligible for Future Sale." In addition, all current stockholders and optionholders of the Company have certain registration rights with respect to shares of Common Stock beneficially owned by such stockholders and optionholders. See "Shares Eligible for Future Sale--Registration Rights."

ABSENCE OF PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of prices which may prevail in the trading market. There has been significant volatility in the market prices of the stocks of healthcare and related companies that has often been unrelated to the operating performance of such companies. In addition, the Company believes that certain factors, including legislative and regulatory developments, the response by the investment community and by competitors to such developments, quarterly fluctuations in the actual or anticipated results of operations of the Company, lower net revenue or earnings than those anticipated by securities analysts, the overall economy and the financial markets could cause the price of the Common Stock to fluctuate substantially. See "Underwriters."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS

  Investors purchasing shares of Common Stock in the Offering will experience an immediate and substantial dilution in net tangible book value of their
shares of Common Stock of approximately $     per share from an assumed public
offering price of $     per share. In the event that the Company issues
additional Common Stock in connection with future acquisitions, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value of the Common Stock. See "Dilution."

LACK OF DIVIDENDS

  The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's certificate of incorporation and bylaws contain a number of provisions that could inhibit a change of control of the Company by means of a tender offer, merger, proxy contest or otherwise, including advance notice provisions, a classified board of directors and provisions that enable the Company to issue "blank check" preferred stock. See "Description of Capital Stock--Certain Anti-Takeover Effects."

                                  THE COMPANY

  The Company is a Delaware corporation that was formed in August 1996 as the successor to an Illinois corporation organized in July 1990. The Company's headquarters are located at 1230 East Diehl Road, Suite 300, Naperville, Illinois 60563, and its phone number is (630) 245-0700.

  In August 1996, the Company completed a series of transactions involving funds managed by TA Associates, Inc., a private equity firm based in Boston, Massachusetts (collectively, the "TA Investors"), and senior officers of the Company (the "1996 Transaction"). In connection with the 1996 Transaction, the TA Investors invested $17.0 million to acquire $10.0 million in Convertible Subordinated Notes pursuant to a Convertible Note Purchase Agreement (the "Convertible Note Purchase Agreement") and $7.0 million of Subordinated Notes of the Company (the "Subordinated Notes") pursuant to a Subordinated Loan Agreement (the "Subordinated Loan Agreement"). The Convertible Subordinated Notes are convertible at the option of the holder into the Company's redeemable preferred stock, $0.01 par value per share (the "Redeemable Preferred Stock") and the Company's redeemable convertible participating preferred stock, $0.01 par value per share (the "Convertible Preferred Stock"). The Convertible Preferred Stock is in turn convertible into Common Stock. In connection with the 1996 Transaction, the Company also incurred $20.5 million of indebtedness under a senior credit facility from a bank (the "1996 Credit Facility"). The Company used the net proceeds from these financing transactions to make distributions to its stockholders and to purchase outstanding options. See "Certain Transactions."

  Effective as of August 1, 1997, the Company and About Health formed a limited liability company (the "Operating Company") to which they contributed their respective operating assets for the purpose of combining their businesses (the "About Health Transaction"). About Health is a leading professional medical bill negotiation services company. About Health utilizes an internal staff consisting of senior-level medical professionals, including primary care physicians and hospital administrators, to negotiate savings for its clients on medical bills. Effective October 31, 1997, About Health was merged with and into the Company (the "Merger"). See "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale by it of the shares of Common Stock offered hereby, based upon an assumed
initial public offering price of $      per share, are estimated to be $55.0
million. The net proceeds to the Company from the Offering will be used as follows: (i) approximately $41.5 million will be used to repay all of the Company's outstanding indebtedness under the 1997 Credit Facility (described below), including accrued and unpaid interest; (ii) approximately $7.8 million will be used to repay and retire all outstanding Subordinated Notes, including accrued interest thereon, and to pay accrued interest on the Convertible Subordinated Notes; (iii) $5.0 million will be used to redeem all outstanding Redeemable Preferred Stock; and (iv) the balance will be used for working capital and other general corporate purposes.

  At the time of the About Health Transaction, the 1996 Credit Facility was amended and restated (as so amended and restated, the "1997 Credit Facility") to increase the amount available for borrowing under the term loan portion of the facility to $44.0 million from $20.5 million. The line of credit portion of the facility remained at $5.0 million. The 1997 Credit Facility is secured by substantially all of the Company's assets and expires on September 30, 2001. Amounts outstanding under the 1997 Credit Facility bear interest at variable rates which are based upon the Federal Funds Rate (as defined), the Prime Rate (as defined) or LIBOR, plus in each case a margin which varies according to the ratio of Total Debt (as defined) of the Company to EBITDA (as defined) calculated for the four consecutive fiscal quarters ending on the date of calculation. At September 30, 1997, the interest rate on the term loan portion of the 1997 Credit Facility was 8% and the interest rate on the line of credit portion of the 1997 Credit Facility was 9.25%. The Subordinated Loan Agreement expires on August 31, 2003. Amounts outstanding under the Subordinated Loan Agreement bear interest at 10% per annum. The

Convertible Subordinated Notes bear interest at 5%, 2% being payable quarterly and 3% being deferred and payable upon redemption or maturity as applicable. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Funds borrowed under the 1996 Credit Facility, the Subordinated Loan Agreement and the Convertible Note Purchase Agreement were used to fund certain distributions to stockholders of the Company and to purchase outstanding options. See "Certain Transactions--The 1996 Transaction")." Funds borrowed under the 1997 Credit Facility were used to finance the About Health Transaction. See "Certain Transactions--The About Health Transaction."

                                DIVIDEND POLICY

  From its inception in July 1990 until immediately prior to consummation of the Offering, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the net income of the Company, for federal and certain state income tax purposes, during that period was reported by and taxable directly to the Company's stockholders rather than to the Company. In the past, the Company has made Subchapter S distributions in the form of cash dividends to its stockholders in amounts sufficient to enable the stockholders to pay income taxes on the Company's taxable income allocated to them.

  Following the Offering, the Company does not intend to pay cash dividends as it intends to retain all earnings to support its planned growth. Any future dividends will be at the discretion of the Board of Directors, subject to a number of factors, including the Company's results of operations, general business conditions, the Company's capital requirements, the general financial condition of the Company and other factors deemed relevant by the Board of Directors. The Company expects that any future credit facilities will restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the current portion of long-term debt and capitalization of the Company as of September 30, 1997 (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the Merger, the
sale by the Company of the           shares of Common Stock offered hereby at
an assumed initial public offering price of $      per share and the
application of the estimated net proceeds therefrom and the conversion of the Company into a Subchapter C corporation. This table should be read in conjunction with the Consolidated Financial Statements of the Company, the About Health Financial Statements and the Unaudited Pro Forma Consolidated Statements of Income, including, in each case, the notes thereto, appearing elsewhere in this Prospectus. See "Use of Proceeds."

                                                                AS OF
                                                         SEPTEMBER 30, 1997
                                                       ------------------------
                                                                   PRO FORMA
                                                        ACTUAL   AS ADJUSTED(1)
                                                       --------  --------------
                                                           (IN THOUSANDS)
   Current portion of long-term debt..................   $7,000     $   --
                                                       ========     =======
   Long-term debt, less current portion:
     1997 Credit Facility:
       Line of credit................................. $    500     $   --
       Term loan......................................   36,250         --
     Convertible Subordinated Notes...................   10,000         --
     Accretion to redemption value....................    1,226         --
     Subordinated Notes...............................    7,000         --
                                                       --------     -------
         Total long-term debt.........................   54,976         --
                                                       --------     -------
   Stockholders' equity (deficit)(2):
     Preferred stock, $0.01 par value per share,
      1,000,000 shares authorized, none issued and
      outstanding.....................................      --          --
     Common stock, $0.01 par value per share,
      10,000,000 shares authorized, 1,210,214 issued
      and outstanding, actual;        issued and
      outstanding pro forma, as adjusted..............       12
     Additional paid-in-capital.......................    3,264
     Retained earnings (deficit)......................  (30,039)           (3)
                                                       --------     -------
         Total stockholders' equity (deficit).........  (26,763)
                                                       --------     -------
           Total capitalization....................... $ 28,213     $
                                                       ========     =======

--------
(1) The pro forma as adjusted information gives effect to the conversion of all outstanding Convertible Subordinated Notes into (i) Redeemable Preferred Stock, which will be redeemed from proceeds of the Offering and
    (ii) Convertible Preferred Stock, which will be converted into 968,316 shares of Common Stock upon consummation of the Offering. See "Certain Transactions--The 1996 Transaction."
(2) Excludes 190,040 shares of Common Stock issuable upon the exercise of outstanding stock options.
(3) Includes a tax benefit of approximately $396,000 to occur upon the conversion of the Company into a Subchapter C corporation, and an expense of approximately $1.0 million associated with the estimated write off of deferred financing costs, net of income tax benefit, which will occur upon the repayment of all outstanding indebtedness from net proceeds of the Offering.

                                    DILUTION

  The Company's deficit in net tangible book value as of September 30, 1997 was
$48.5 million, or $      per share of Common Stock, as adjusted as if the
Convertible Preferred Stock had been converted into 968,316 shares of Common Stock and the Merger been consummated on that date. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount paid by purchasers of Common Stock in the Offering and the net tangible book value per share of Common Stock immediately after consummation of the Offering. After giving effect to the sale by the Company of the shares of Common Stock offered
hereby, assuming an initial public offering price of $         per share and
the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1997, as so adjusted,
would have been $       , or $        per share. This represents an immediate
increase in net tangible book value of $        per share to existing
stockholders and an immediate dilution in net tangible book value of $ per share to new investors at the assumed initial public offering price. The following table illustrates this dilution per share:

   Assumed initial public offering price per share................        $
     Net tangible book value (deficit) per share as of September
      30, 1997, as so adjusted....................................
     Increase per share attributable to new investors(1)..........
                                                                    -----
   Net tangible book value (deficit) per share after the Offering.
                                                                          -------
   Dilution per share to new investors............................        $
                                                                          =======

--------
(1) After deduction of underwriting discounts and commissions and estimated offering expenses.

  The following table summarizes, as of September 30, 1997, as adjusted as if the Convertible Preferred Stock had been converted into 968,316 shares of Common Stock and the Merger had been consummated on that date, the total consideration paid and the average price per share paid by the existing stockholders and new investors, after giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public
offering price of $    per share:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
   Existing
    stockholders(1)........                 % $14,910,640       %     $
   New investors...........
                            ---------  -----  -----------  -----
       Total...............            100.0% $            100.0%
                            =========  =====  ===========  =====

--------
(1) Excludes 190,040 shares of Common Stock issuable upon the exercise of outstanding options. The exercise of such options will be dilutive to new investors. See "Management--1996 Incentive Stock Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                            (DOLLARS IN THOUSANDS)

  The following Selected Consolidated Financial Data for the Company for each fiscal year in the five-year period ended December 31, 1996, and as of and for the nine-month period ended September 30, 1997, have been derived from the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus. The Selected Consolidated Financial Data for the nine-month period ended September 30, 1996 have been derived from the unaudited Consolidated Financial Statements of the Company. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The results of operations for the nine-month period ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year or in the future.

                                                                     NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -----------------------------------------  -------------------
                           1992   1993     1994     1995     1996       1996      1997
                          ------ -------  -------  -------  -------  ----------  -------
                                                                     (UNAUDITED)
STATEMENT OF INCOME
 DATA:
Net revenue.............  $5,948 $11,540  $16,702  $22,314  $22,996   $17,356    $23,856
Direct costs............   2,156   4,394    5,943    7,769    6,336     4,893      6,195
                          ------ -------  -------  -------  -------   -------    -------
Gross profit............   3,792   7,146   10,759   14,545   16,660    12,463     17,661
Selling, general and
 administrative expense.   3,026   4,632    5,223    7,653    8,287     6,158      8,410
Depreciation and
 amortization...........      36      60      122      187      387       246        513
                          ------ -------  -------  -------  -------   -------    -------
Income from operations..     730   2,454    5,414    6,705    7,986     6,059      8,738
Interest expense
 (income)...............       2      (7)      (8)     (47)     910       240      2,518
                          ------ -------  -------  -------  -------   -------    -------
Income before taxes.....     728   2,461    5,422    6,752    7,076     5,819      6,220
Provision for state
 replacement taxes......      58     152      274      138      171       126        160
                          ------ -------  -------  -------  -------   -------    -------
Net income..............  $  670 $ 2,309  $ 5,148  $ 6,614  $ 6,905   $ 5,693    $ 6,060
                          ====== =======  =======  =======  =======   =======    =======
Net income available to
 common stockholders(1).    $670  $2,309   $5,148   $6,614   $6,905    $5,693     $4,834
                          ====== =======  =======  =======  =======   =======    =======
Supplemental Pro Forma
 Information(2)(3):
Net income..............    $437  $1,477   $3,253   $4,051   $4,297    $3,530     $3,847
                          ====== =======  =======  =======  =======   =======    =======
OTHER FINANCIAL DATA:
EBITDA(4)...............    $766  $2,514   $5,536   $6,892   $8,373    $6,305     $9,251
Non-Network Services:
Net revenue.............                   $7,729  $11,026  $13,981   $10,267    $17,887
Percentage of net
 revenue................                     46.3%    49.4%    60.8%     59.2%      75.0%
PPO Network Services:
Net revenue.............                   $8,973  $11,288   $9,015    $7,089     $5,969
Percentage of net
 revenue................                     53.7%    50.6%    39.2%     40.8%      25.0%

                                 AS OF
                             SEPTEMBER 30,
                                 1997
                             -------------
BALANCE SHEET DATA:
 Working capital...........    $ (1,327)
 Total assets..............      39,148
 Long-term debt, less
  current maturities.......      54,976
 Stockholders' equity
  (deficit)................     (26,763)

-------
(1) Represents net income less the accretion to redemption value of the securities underlying the Convertible Subordinated Notes.
(2) Prior to the Offering, the Company elected to be taxed as a Subchapter S corporation for federal income taxes. Supplemental pro forma net income has been computed as if the Company had been subject to all applicable federal and state corporate income taxes for each period presented. For this purpose, the income tax rate assumed is 40%.
(3) Beginning with the year ended December 31, 1996, supplemental pro forma net income is further adjusted for the elimination of the accretion to redemption value of the securities underlying the Convertible Subordinated Notes as a result of the cancellation of the put right relating to such securities effective as of September 30, 1997 and the elimination of interest expense due to the conversion of the Convertible Subordinated Notes in connection with the Offering, net of income tax benefit.
(4) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is provided because it is a financial indicator commonly used in the industry. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1996 and for the nine months ended September 30, 1997 are based on the Company's Consolidated Financial Statements and the About Health Financial Statements, including in each case, the notes thereto. The Unaudited Pro Forma Consolidated Statements of Income, which combine the Company's Consolidated Financial Statements with the About Health Financial Statements using the purchase method of accounting, are adjusted to give effect to the About Health Transaction and the Merger as if the transactions had occurred as of January 1, 1996. The Unaudited Pro Forma As Adjusted Consolidated Statements of Income further give effect to the sale by the Company of the Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" as if such sale of Common Stock had also occurred as of January 1, 1996. The pro forma operating results are not necessarily indicative of the operating results that would have been achieved had the transactions actually occurred as of January 1, 1996, nor do they purport to indicate the results of future operations. The pro forma adjustments are based on available information and certain adjustments that the Company believes are reasonable. In the opinion of the Company, all adjustments have been made that are necessary to fairly present the pro forma data.

                         YEAR ENDED DECEMBER 31, 1996

                               HISTORICAL                                                PRO FORMA
                          --------------------  PRO FORMA                    OFFERING       AS
                            PPS   ABOUT HEALTH ADJUSTMENTS   PRO FORMA    ADJUSTMENTS(1) ADJUSTED
                          ------- ------------ -----------   ---------    -------------- ---------
Net revenue.............  $22,996   $10,134                    $33,130                    $33,130
Direct costs............    6,336     2,908                      9,244                      9,244
                          -------   -------                    -------                    -------
Gross profit............   16,660     7,226                     23,886                     23,886
Selling, general and
 administrative expense.    8,287     1,770                     10,057                     10,057
Depreciation and              387        22                      1,523                      1,523
 amortization...........  -------   -------       $1,114(2)    -------                    -------
Income from operations..    7,986     5,434                     12,306                     12,306
Interest expense              910       (50)                     3,112                        (50)
 (income)...............  -------   -------        2,252(3)    -------       $(3,162)     -------
Income before taxes.....    7,076     5,484                      9,194                     12,356
Provision for taxes.....      171       --         3,636(4)      3,807         1,265        5,072
                          -------   -------                    -------                    -------
Net income available to   $ 6,905   $ 5,484                    $ 5,387                    $ 7,284
 common stockholders....  =======   =======                    =======                    =======
Net income per share....                                         $1.93                    $
                                                               =======                    =======
Weighted average number
 of shares outstanding..                                     2,794,474(7)

                     NINE MONTHS ENDED SEPTEMBER 30, 1997

                               HISTORICAL
                          --------------------
                                  SEVEN MONTHS
                                     ENDED
                                    JULY 31,
                                      1997                                               PRO FORMA
                                  ------------  PRO FORMA                    OFFERING       AS
                            PPS   ABOUT HEALTH ADJUSTMENTS   PRO FORMA    ADJUSTMENTS(1) ADJUSTED
                          ------- ------------ -----------   ---------    -------------- ---------
                                  (UNAUDITED)
Net revenue.............  $23,856    $8,899                    $32,755                    $32,755
Direct costs............    6,195     2,059                      8,254                      8,254
                          -------    ------                    -------                    -------
Gross profit............   17,661     6,840                     24,501                     24,501
Selling, general and
 administrative expense.    8,410     6,228      $(3,667)(5)    10,971                     10,971
Depreciation and              513        24                      1,373                      1,373
 amortization...........  -------    ------          836 (2)   -------                    -------
Income from operations..    8,738       588                     12,157                     12,157
Interest expense            2,518       (31)                     4,176                        (31)
 (income)...............  -------    ------        1,689 (3)   -------       $(4,207)     -------
Income before taxes.....    6,220       619                      7,981                     12,188
Provision for taxes.....      160       --         3,105 (4)     3,265         1,695        4,960
Accretion to redemption     1,226       --                         --                         --
 value..................  -------    ------       (1,226)(6)   -------                    -------
Net income available to   $ 4,834    $  619                    $ 4,716                    $ 7,228
 common stockholders....  =======    ======                    =======                    =======
Net income per share....                                         $1.63                    $
                                                               =======                    =======
Weighted average number
 of shares outstanding..                                     2,895,121(7)

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(1) Represents the impact of the sale of the         shares of Common Stock
    offered hereby at an assumed initial public offering price of $        per
    share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." Interest expense is reduced as a result of applying the net proceeds of the Offering to repay all outstanding indebtedness. The pro forma provision for taxes is increased due to the reduction in interest expense.

(2) Represents an increase in amortization expense associated with the goodwill recorded in connection with the About Health Transaction and the Merger and reflects the amortization of goodwill on a straight-line basis over thirty years. Both transactions are assumed to have occurred as of January 1, 1996.

(3) Represents the additional interest expense and the amortization of deferred financing costs associated with the debt incurred to finance the About Health Transaction, assuming such transaction occurred on January 1, 1996. The weighted average annual interest rate assumed is 8.0%.

(4) Prior to the Offering, the Company elected to be taxed as a Subchapter S corporation for federal income taxes. The pro forma adjustment reflects the impact on income taxes as if the Company had been subject to all applicable federal and state corporate income taxes.

(5) Represents the elimination of a non-recurring bonus paid to certain employees of About Health in connection with the About Health Transaction.

(6) Represents the elimination of accretion to redemption value associated with the cancellation of the put right on the securities underlying the Convertible Subordinated Notes effective September 30, 1997.

(7) Gives effect to the issuance of shares pursuant to the Merger.

  At the time the Company's outstanding indebtedness is repaid from proceeds of the Offering, the Company will record an expense of approximately $1.0 million, representing the write off of the deferred financing fees associated with such indebtedness, net of the estimated tax benefit. In addition, upon converting to a Subchapter C corporation, the Company will record a tax benefit of approximately $396,000 to reflect deferred income taxes. These anticipated changes are not reflected in the Unaudited Pro Forma Consolidated Statements of Income.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information contained in the Selected Consolidated Financial Data, the Unaudited Pro Forma Consolidated Statements of Income, the Consolidated Financial Statements of the Company and the About Health Financial Statements, including, in each case, the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

  The Company is a leading nationwide provider of specialized cost containment and outsourcing services for healthcare payors. Through its comprehensive portfolio of services, the Company reduces for its clients costs ordinarily payable on medical bills submitted by healthcare providers and the administrative expense associated with reviewing and processing medical bills. These Non-Network Services include professional negotiation services, line-item analysis and other specialized audit and bill review processes, as well as access to a nationwide PPO Network. PPS serves as a one-stop outsourcing solution for cost containment with respect to medical bills that are outside a healthcare payor's contracted network of providers.

  The Company's net revenue is primarily a function of three variables: (i) the volume and size of medical bills submitted by clients; (ii) the amount of price concessions or bill reductions the Company obtains for its clients; and
(iii) the fee arrangements negotiated by the Company with its clients, which are based principally on the dollar amount of price reductions realized by the Company's clients. The Company recognizes net revenue upon completion of its services. In some cases, the initial repricing may become subject to further negotiation with the healthcare provider, or it may be updated due to additional information being provided. Net revenue is adjusted through the issuance of credit memos should the final disposition of the bill differ from the initial analysis. The Company provides for its estimate of any future adjustments when the revenue is initially recorded. The Company's strategy is to enhance its ability to generate net revenue by focusing on: (i) accessing greater bill volume from existing clients; (ii) maximizing savings per bill;
(iii) providing superior customer service; (iv) expanding its client base; and
(v) pursuing strategic acquisitions and developing new services.

  The following table sets forth for each of the periods indicated, on an actual basis and on a pro forma basis after giving effect to the About Health Transaction, the Company's net revenue (and percentage of net revenue) generated from its Non-Network Services and PPO Network Services (dollars in thousands).

                                                                 NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                         ----------------------------------- ---------------------------
                                                   PRO FORMA                   PRO FORMA
                          1994    1995     1996      1996     1996     1997      1997
                         ------  -------  -------  --------- -------  -------  ---------
Non-Network Services:
  Net revenue........... $7,729  $11,026  $13,981   $24,145  $10,267  $17,887   $26,786
  Percentage of net
   revenue..............   46.3%    49.4%    60.8%     72.8%    59.2%    75.0%     81.8%
PPO Network Services:
  Net revenue........... $8,973  $11,288  $ 9,015    $9,015  $ 7,089  $ 5,969   $ 5,969
  Percentage of net
   revenue..............   53.7%    50.6%    39.2%     27.2%    40.8%    25.0%     18.2%

  Since 1994, due to the growing client acceptance of HBMS and the addition of new services, the Company has experienced significant growth in Non-Network Services on an absolute basis and as a percentage of net revenue. Beginning in the fourth quarter of 1995, net revenue from PPO Network Services has declined, both on an absolute basis and as a percentage of net revenue due to the Company's decision to discontinue its PPO relationship with certain clients who could not comply with PPO Network access requirements and the Company's decision to concentrate its resources on Non-Network Services. With the About Health Transaction, the Company anticipates that Non-Network Services will continue to increase as a percentage of net revenue.

  The Company's operating expenses consist of direct costs, selling, general and administrative ("SG&A") expenses and depreciation and amortization. Direct costs are costs directly associated with the provision of Non-Network Services and PPO Network Services, such as compensation of professional negotiators, support staff, data entry personnel and contracted labor for hospital bill audit services and commissions paid to the Company's PPO Partners.

  Effective as of August 1, 1997, the Company and About Health formed the Operating Company for the purpose of combining their businesses. About Health contributed substantially all of its operating assets to the Operating Company in exchange for equity in the Operating Company and $25.8 million in cash. The cash distribution to About Health and fees associated with the About Health Transaction were funded through the 1997 Credit Facility. Effective October 31, 1997, About Health was merged with and into the Company. In connection with the Merger, the Company issued an aggregate of 593,517 shares of Common Stock to the stockholders of About Health. The Company is in the process of combining its operations with those of About Health, including incorporating About Health's services into HBMS. The Company has identified certain infrastructure and other improvements needed in order to combine operations most effectively, including hiring additional professional negotiation staff. It is expected that expenses related to these improvements will be incurred through the first half of 1998 prior to realizing the full revenue impact of the improvements and, accordingly, operating results for 1998 may be affected. See "Certain Transactions--The About Health Transaction."

  The About Health Transaction and the Merger have been accounted for using the purchase method of accounting. In connection with the About Health Transaction and the Merger, the Company recorded $33.5 million of costs in excess of net assets acquired, which is being amortized on a straight line basis over thirty years. The significant increase in amortization expense beginning in the third quarter of 1997 is principally attributable to goodwill associated with the About Health Transaction and the Merger.

  The Company has incurred substantial interest expense in recent periods as a result of the 1996 Transaction and the About Health Transaction. Because the proceeds of the Offering will be used to repay all of the Company's indebtedness, interest expense attributable to existing indebtedness will be eliminated upon consummation of the Offering. See "Use of Proceeds." After the Offering, the Company intends to negotiate a new credit facility to provide ongoing liquidity.

  Since its inception, the Company has operated as a Subchapter S corporation under the Code. As a result, the Company has not incurred federal income taxes. Federal income taxes attributable to the Company's income have been incurred and paid directly by the Company's stockholders. Following the Offering, the Company will be a Subchapter C corporation under the Code. As a Subchapter C corporation, the Company will be fully subject to federal and state income taxation. For the purposes of the following discussion, net income refers to pro forma net income assuming that the Company had been subject to all applicable federal and state corporate income taxes.

RESULTS OF OPERATIONS

  The following table summarizes the Company's operating results as a percentage of net sales for each of the periods indicated.

                                                            NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1996      1997
                                 -------  -------  -------  --------  --------
   Net revenue..................   100.0%   100.0%   100.0%    100.0%    100.0%
   Direct costs.................    35.6     34.8     27.6      28.2      26.0
                                 -------  -------  -------  --------  --------
   Gross profit.................    64.4     65.2     72.4      71.8      74.0
   Selling, general and
    administrative expense......    31.3     34.3     36.0      35.5      35.2
   Depreciation and
    amortization................     0.7      0.8      1.7       1.4       2.2
                                 -------  -------  -------  --------  --------
   Income from operations.......    32.4     30.1     34.7      34.9      36.6
   Interest expense (income)....     0.0     (0.2)     4.0       1.4      10.5
                                 -------  -------  -------  --------  --------
   Income before taxes..........    32.4     30.3     30.7      33.5      26.1
   Provision for taxes (pro
    forma)......................    12.9     12.1     12.0      13.2      10.0
                                 -------  -------  -------  --------  --------
   Net income (pro forma).......    19.5%    18.2%    18.7%     20.3%     16.1%
                                 =======  =======  =======  ========  ========

 Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

  Since August 1, 1997, the effective date of the About Health Transaction, the Company's financial statements have been reported on a consolidated basis, including the operations of About Health.

  Net revenue increased $6.5 million, or 37.5%, to $23.9 million for the nine months ended September 30, 1997 from $17.4 million for the nine months ended September 30, 1996. Net revenue from Non-Network Services increased $7.6 million, or 74.2%, to $17.9 million for the nine months ended September 30, 1997 from $10.3 million for the nine months ended September 30, 1996. This increase was primarily due to a significant increase in the number of bills from existing clients for Non-Network Services, and from the addition of new clients attributable to the Company's marketing efforts and the About Health Transaction. Net revenue from PPO Network Services decreased $1.1 million, or 15.8%, to $6.0 million for the nine months ended September 30, 1997 from $7.1 million for the nine months ended September 30, 1996. This decrease was due to a reduction in PPO Network usage and conversion to certain alternative fee arrangements in anticipation of increased bill volume.

  Direct costs increased $1.3 million, or 26.6%, to $6.2 million for the nine months ended September 30, 1997 from $4.9 million for the nine months ended September 30, 1996 to support a higher level of net revenue and an increase in the number of bills analyzed. However, as a percentage of net revenue, direct costs decreased to 26.0% in the 1997 period from 28.2% in the 1996 period due to (i) a decrease in net revenue attributable to PPO Network Services, which have a lower margin than Non-Network Services, and (ii) a lower commission rate payable to the Company's largest PPO Partner effective September 1996.

  SG&A expense increased $2.2 million, or 36.6%, to $8.4 million for the nine months ended September 30, 1997 from $6.2 million for the nine months ended September 30, 1996. Growth in SG&A expense was consistent with (i) growth in net revenue between the periods and (ii) the Company's investment in new technology and other infrastructure necessary to support such growth and the integration of About Health. As a percentage of net revenue, SG&A expense decreased slightly to 35.4% in the 1997 period from 35.5% in the 1996 period.

  Depreciation and amortization expense increased $267,000, or 108.9%, to $513,000 for the nine months ended September 30, 1997 from $246,000 for the nine months ended September 30, 1996, primarily as a result of the amortization of goodwill attributable to the About Health Transaction.

  Interest expense increased $2.3 million to $2.5 million for the nine months ended September 30, 1997 from $240,000 for the nine months ended September 30, 1996 primarily as a result of the 1996 Transaction, which was effective as of August 30, 1996, and the About Health Transaction, which was effective as of August 1, 1997. See "Certain Transactions."

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net revenue increased $682,000, or 3.1%, to $23.0 million for the year ended December 31, 1996 from $22.3 million for the year ended December 31, 1995. Net revenue from Non-Network Services increased $3.0 million, or 26.8%, to $14.0 million for the year ended December 31, 1996 from $11.0 million for the year ended December 31, 1995. This increase was primarily the result of the addition of in-house hospital bill audit service capabilities in the first quarter of 1995 and substantial improvements in savings performance in the Company's professional negotiation services. Net revenue from PPO Network Services decreased $2.3 million, or 20.1%, to $9.0 million for the year ended December 31, 1996 from $11.3 million for the year ended December 31, 1995. This decrease was primarily due to the Company's decision during the fourth quarter of 1995 to discontinue its PPO relationships with certain clients who could not comply with PPO Network access requirements.

  Direct costs decreased $1.5 million, or 18.4%, to $6.3 million for the year ended December 31, 1996 from $7.8 million for the year ended December 31, 1995. As a percentage of net revenue, direct costs decreased to 27.6% in 1996 from 34.8% in 1995. Both decreases resulted from a decrease in net revenue attributable to PPO Network Services, which have a lower margin than Non-Network Services, and a lower commission rate payable to the Company's largest PPO Partner effective September 1996.

  SG&A expense increased $634,000, or 8.3%, to $8.3 million for the year ended December 31, 1996 from $7.7 million for the year ended December 31, 1995 primarily due to general cost increases and the Company's investment in new technology and other infrastructure necessary to support forecasted growth. As a result, as a percentage of net revenue, SG&A expense increased to 36.0% in 1996 from 34.3% in 1995.

  Depreciation and amortization expense increased $200,000, or 107.0%, to 387,000 for the year ended December 31, 1996 from $187,000 for the year ended December 31, 1995 primarily as a result of the purchase of additional computer equipment and other fixed assets.

  Interest expense of $910,000 for the year ended December 31, 1996 was attributable to the 1996 Transaction, which was effective as of August 30, 1996. See "Certain Transactions--The 1996 Transaction."

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net revenue increased $5.6 million, or 33.6%, to $22.3 million for the year ended December 31, 1995 from $16.7 million for the year ended December 31, 1994. Net revenue from Non-Network Services increased $3.3 million, or 42.7%, to $11.0 million for the year ended December 31, 1995 from $7.7 million for the year ended December 31, 1994. This increase was primarily due to significant increases in the number and dollar volume of bills analyzed and greater client acceptance of HBMS, which was introduced in mid-1994. Net revenue from PPO Network Services increased $2.3 million, or 25.8%, to $11.3 million for the year ended December 31, 1995 from $9.0 million for the year ended December 31, 1994. This increase was primarily due to increases in the number and dollar volume of bills analyzed through the PPO Network.

  Direct costs increased $1.9 million, or 30.7% to $7.8 million for the year ended December 31, 1995 from $5.9 million for the year ended December 31, 1994, consistent with the increase in net revenue. As a percentage of net revenue, direct costs decreased to 34.8% in 1995 from 35.6% in 1994 primarily due to lower PPO access rates with PPO Partners.

  SG&A expense increased $2.5 million, or 46.5%, to $7.7 million for the year ended December 31, 1995 from $5.2 million for the year ended December 31, 1994 primarily due to the need to provide sufficient resources to support growth in net revenue and the number of bills analyzed. Approximately $1.0 million of the increase was due to costs associated with a computer conversion. As a percentage of net revenue, SG&A expense increased to 34.3% in 1995 from 31.3% in 1994 primarily due to an increase in bad debt expense related to the computer conversion.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain of the Company's unaudited quarterly financial data. The Company's business is seasonal and operating results have varied from quarter to quarter due to industry cyclicality, particularly during the fourth quarter of each fiscal year as business is affected by the November and December holiday seasons.

                                                      QUARTERS ENDING
                             -------------------------------------------------------------------
                              1995                 1996                           1997
                             ------- ---------------------------------- ------------------------
                             DEC. 31 MAR. 31  JUNE 30  SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30
                             ------- -------  -------  -------- ------- ------- ------- --------
                                                      (IN THOUSANDS)
   Net revenue.............  $5,506  $5,975   $5,503    $5,878  $5,640  $6,270  $6,933  $10,653
   Direct costs............   1,595   1,610    1,474     1,809   1,443   1,625   1,759    2,811
                             ------  ------   ------    ------  ------  ------  ------  -------
   Gross profit............   3,911   4,365    4,029     4,069   4,197   4,645   5,174    7,842
   Selling, general, and
    administrative expense.   2,134   1,843    1,902     2,430   2,112   2,207   2,525    3,678
   Depreciation and
    amortization...........      72      77       72        97     141     147     149      217
                             ------  ------   ------    ------  ------  ------  ------  -------
   Income from operations..   1,705   2,445    2,055     1,542   1,944   2,291   2,500    3,947
   Interest expense
    (income)...............       5     (39)      (5)      285     669     662     680    1,176
                             ------  ------   ------    ------  ------  ------  ------  -------
   Income before taxes.....   1,700   2,484    2,060     1,257   1,275   1,629   1,820    2,771
   Net income (pro forma)..  $1,020  $1,490   $1,236    $  754  $  765  $  977  $1,092  $ 1,663
                             ======  ======   ======    ======  ======  ======  ======  =======

LIQUIDITY AND CAPITAL RESOURCES

  Prior to the 1996 Transaction, the Company's principal cash requirements were to fund working capital needed to support growth and to fund dividends necessitated by the Company's Subchapter S corporation status. The Company funded such working capital and dividend requirements principally with cash generated from operations. Cash flows provided by operating activities were $6.1 million, $8.1 million and $5.5 million for fiscal years 1995 and 1996 and the nine months ended September 30, 1997, respectively.

  On August 1, 1996, the Company completed the 1996 Transaction. In connection with the 1996 Transaction: (i) the Company incurred $20.5 million of senior secured indebtedness under the 1996 Credit Facility; (ii) the TA Investors invested $17.0 million to acquire the Convertible Subordinated Notes and the Subordinated Notes; (iii) the Company made a special distribution to stockholders and acquired options for an aggregate amount of $36.0 million;
(iv) the Company entered into employment agreements with certain members of its senior management; and (v) the Company, its stockholders and the TA Investors entered into a Shareholders' Agreement and a Registration Rights Agreement. See "Certain Transactions." The Subordinated Notes mature on August 31, 2003 and accrue interest at a rate of 10% per annum. The Convertible Subordinated Notes are convertible at any time into an aggregate of 10,000 shares of Redeemable Preferred Stock and 10,000 shares of Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible into shares of the Company's Common Stock at a conversion price of $5.1636 per share of Common Stock. The Convertible Subordinated Notes bear interest at 5% per annum, 2% being payable quarterly and 3% being deferred and payable upon redemption or maturity, as applicable. The 1996 Transaction resulted in a significant increase in the Company's interest expense beginning in the third quarter of 1996. See "Certain Transactions--The 1996 Transaction."

  Following the 1996 Transaction, the Company's principal cash requirements have been to continue to fund dividends in amounts sufficient to enable its stockholders to pay income taxes on account of the Company's taxable income allocated to them, as well as to fund working capital to support growth, debt service and the About Health Transaction in 1997. The Company has funded these requirements with cash generated from operations and with borrowings under its bank credit facilities.

  In connection with the About Health Transaction, which became effective on August 1, 1997, the Company contributed substantially all of its operating assets to the Operating Company in exchange for equity interests in the Operating Company and the assumption by the Operating Company of substantially all of the liabilities of the Company other than the Convertible Subordinated Notes. About Health contributed substantially all of its assets to the Operating Company in exchange for equity interests in the Operating Company and $25.8 million in cash and the assumption by the Operating Company of substantially all of the liabilities of About Health. Prior to the Merger, the Company was the managing member of the Operating Company and was allocated 80% of its profits and losses. As a result of the Merger, which became effective as of October 31, 1997, the Company is the sole member of the Operating Company and is allocated 100% of its profits and losses. The cash distributions to About Health and expenses associated with the About Health Transaction were funded through bank debt under the 1997 Credit Facility. The About Health Transaction resulted in a further increase in the Company's interest expense beginning in the third quarter of 1997. See "Certain Transactions--The About Health Transaction."

  The 1997 Credit Facility consists of a $5.0 million revolving credit facility and a $44.0 million term loan and is secured by substantially all of the Company's assets. As of September 30, 1997, borrowing capacity of $4.5 million existed under the revolving line of credit. Interest rates on borrowings under the 1997 Credit Facility are based upon either the Federal Funds Rate (as defined), the Prime Rate (as defined), or LIBOR, plus in each case a margin which varies according to the ratio of Total Debt (as defined) of the Company to EBITDA (as defined) calculated for the four consecutive fiscal quarters ending on the date of calculation. As of September 30, 1997, the interest rate on the term loan portion of the 1997 Credit Facility was 8% and the interest rate on the line of credit portion of the 1997 Credit Facility was 9.25%. The revolver portion of the 1997 Credit Facility expires in September 2001. The term portion requires quarterly payments of principal and interest and matures in September 2001. In compliance with requirements under the 1997 Credit Facility, the Company has an interest rate swap agreement with the lending banks with an aggregate notional principal amount equal to 50% of the outstanding credit balance under the term loan. The swap agreement is maintained exclusively as a hedge against exposure to variable interest rates applicable to borrowings under the 1997 Credit Facility.

  Prior to consummation of the Offering, the Convertible Subordinated Notes will be converted, at the option of the holders, into Redeemable Preferred Stock and Convertible Preferred Stock. Upon consummation of the Offering, the Convertible Preferred Stock will automatically convert into 968,316 shares of Common Stock and the Redeemable Preferred Stock will be immediately redeemed for $5.0 million with proceeds from the Offering. The Company intends to use a portion of the remaining proceeds from the Offering to repay the 1997 Credit Facility and the Subordinated Notes, including accrued interest thereon, and to pay accrued interest on the Convertible Subordinated Notes. As a result, after giving effect to the Offering and the application of the estimated net proceeds therefrom, the Company will have no indebtedness, other than amounts which the Company may borrow under an amended credit facility in order to fund working capital and future acquisitions. See "Use of Proceeds."

  Prior to the Offering, the Company was treated as a Subchapter S corporation for federal income tax purposes. Similar elections were made in states providing for conforming laws. As a result, the Company currently pays no federal income tax and minimal state income tax, and the earnings of the Company are subject to taxation directly at the stockholder level. Effective upon consummation of the Offering, the Company's Subchapter S corporation status will be terminated, and the Company will become subject to corporate income taxation as a Subchapter C corporation. Upon consummation of the Offering, current deferred tax assets of approximately $551,000 and noncurrent deferred tax liabilities of approximately $155,000 (each estimated as of September 30, 1997) will be recorded with an offsetting benefit to net income. This one-time net benefit of $396,000 is expected to increase net income for the first quarter of 1998. No additional tax consequences to the Company are expected to result from termination of its Subchapter S corporation status.

  The Company made capital expenditures (excluding the About Health Transaction) totaling approximately $347,000, $821,000 and $282,000 during 1995, 1996 and the nine months ended September 30, 1997, respectively. The Company expects to make total capital expenditures of approximately $530,000 in 1997 and approximately $800,000 in 1998, primarily to expand its information systems capabilities. Such amounts may be increased due to acquisitions and other expenditures required to expand the Company's operations.

  Following the Offering, the Company's long-term liquidity needs will consist of working capital, ordinary capital expenditures and capital required to fund future acquisitions. The Company intends to enter into a new credit facility upon consummation of the Offering. The Company expects that the new facility and cash provided by operations will be sufficient to fund ongoing operations and possible acquisitions through 1998. In the event the Company requires additional funds, it intends to raise such funds through future equity or debt financings.

  The Company does not believe inflation has had a material adverse effect on its financial statements for the periods presented.

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 128 ("SFAS No. 128"), addressing earnings per share. SFAS No. 128 changed the methodology of calculating earnings per share and renamed the two calculations, as basic earnings per share (currently primary) and diluted earnings per share (currently fully diluted). The weighted average number of common shares for the basic earnings per common share calculation includes (i) all Common Stock outstanding during each period presented, (ii) all Common Stock options and warrants issued within one year prior to the initial filing of the Registration Statement with a price below the estimated initial public offering price, reduced by the number of shares which could be purchased with proceeds from the exercise of the options and warrants, and
(iii) the Common Stock that will be issued upon the conversion of the Convertible Preferred Stock. The weighted average number of shares of Common Stock for the Company's diluted earnings per common share calculation is based on similar assumptions and is adjusted for all other common stock equivalents that were outstanding during each period presented. SFAS No. 128 is effective for reporting periods ending after December 15, 1997. For the year ended December 31, 1996 and the nine months ended September 30, 1997, had the Company calculated earnings per share using SFAS No. 128, the basic earnings per share would have been $1.60 and $1.42, respectively, and the diluted earnings per share would have been $1.59 and $1.37, respectively. The basic and diluted earnings per share include a pro forma income tax provision as if the Company had been a Subchapter C corporation. The Company will adopt SFAS No. 128 on December 31, 1997.

                                   BUSINESS

GENERAL

  PPS is a leading nationwide provider of specialized cost containment and outsourcing services for healthcare payors. Through its comprehensive portfolio of services, the Company reduces for its clients costs ordinarily payable on medical bills submitted by healthcare providers and the administrative expense associated with reviewing and analyzing medical bills. These services include professional negotiation services, line-item analysis and other specialized audit and bill review processes, as well as access to a nationwide PPO Network. PPS serves as a one-stop outsourcing solution for cost containment with respect to medical bills that are outside a healthcare payor's contracted network of providers. The Company's net revenue is based primarily on the amount of price reductions realized by the Company's clients as a result of its services. On a pro forma basis after giving effect to the About Health Transaction, for the year ended December 31, 1996, the Company analyzed approximately $1.1 billion in bill volume, representing 154,134 medical bills, and for the nine months ended September 30, 1997, the Company analyzed approximately $1.1 billion in bill volume, representing 176,101 medical bills.

  All healthcare payors have out-of-network exposure due to healthcare claims that are outside their coverage area or network either as a matter of choice on the part of the insured or as a result of geographic circumstances where the insured does not have local access to contracted providers. With the growth in popularity of POS and open-access products, consumers have greater freedom to choose healthcare providers that are outside a payor's contracted network. Out-of-network healthcare claims expose payors to greater incidence of over-utilization, cost shifting, omission of appropriate discounts and possible billing errors. In the Company's experience, the potential savings available to payors from cost containment efforts for out-of-network claims have increased significantly in the past several years and range from several hundred dollars to $100,000 or more per claim.

  PPS produces savings for its clients by analyzing each bill using its HBMS, which incorporates proprietary software, Company-developed and licensed databases and client-specific preference profiles. HBMS analyzes all medical bills sent to the Company and automatically selects the appropriate PPS service that will maximize savings for the client. HBMS then incorporates all cost-savings information from the analysis into its database in order to improve future bill analysis. The Company, by incorporating all of its services into HBMS, believes that it produces superior results when compared to single-product cost containment companies.

  The Company's clients include indemnity health insurers, HMOs and other managed care organizations, third-party administrators, reinsurers, large self-insured employers, Blue Cross and Blue Shield organizations and Taft-Hartley funds. The Company's clients include leading healthcare payors such as CIGNA, Aetna, Great-West Life, The Guardian, PacifiCare Health Systems Inc. and Eli Lilly & Company.

INDUSTRY OVERVIEW

  Historically, health insurers offering traditional indemnity (fee-for-service) products were the principal payors of healthcare benefits for employers and individuals. The indemnity plans offered by these insurers generally were not designed to control increasing healthcare costs. In response to continuing increases in healthcare costs, purchasers of healthcare services have sought means that control the amounts payable to healthcare providers. The largest purchasers of healthcare services, the federal and state governments, have established specific reimbursements for given diagnoses, which are often substantially below market rates. In the private sector, HMO, PPO and other managed healthcare plans have been developed. Typically, HMO and PPO plans employ networks of contracted healthcare providers who agree to deliver healthcare at favorable rates. These plans also incorporate healthcare utilization management and other cost control measures within their network. A number of HMOs offer POS and open-access products that allow out-of-network usage, often at substantially higher out-of-pocket costs to the insured. Services performed within the out-of-network portion of managed care plans, as well as within the plans of traditional indemnity carriers and other non-contracted payors, are billed at retail rates. Both the rising costs of providing healthcare services and the increasingly common practice on the part of providers known as cost shifting (providers compensating for the effect of lower contracted rates by charging more to non-contracted payors) have increased providers' retail rates. This has put severe pressure on the ability of indemnity and managed care organizations that offer POS and open-access products to control out-of-network costs.

  Recently, employers and patients are increasingly demanding more flexible products (such as POS and open access products), an ability to deliver benefits across wider geographies and lower costs. The result has been a series of product innovations that have combined the benefits of HMO products with traditional indemnity products. This exposes managed care organizations to increased out-of-network exposure, the potential for provider cost shifting and higher claims costs. In addition, the increased competition in the payor industry has led to a prolonged stagnant premium rate environment, forcing payors to try to improve earnings through better management of claims costs.

  As a result of a larger volume of claims, a proliferation of plans and fee scales and reduced back office capacity, payors are finding it increasingly difficult to detect billing errors, omissions of appropriate discounts and instances of cost shifting. While many payors have an internal cost containment department to review claims prior to sending them to third-party outsource vendors, cost containment is not one of the core competencies of a typical payor. Payors are increasingly outsourcing these functions to independent cost containment firms because of: (i) the growing regulatory complexity of healthcare claims; (ii) an inability to replicate the breadth of data and industry expertise of an independent vendor; (iii) a need for significant investment in technology and systems to accomplish meaningful savings; (iv) a desire on the part of the payors to focus on their core competencies; and (v) a desire for larger and more meaningful cost savings on claims.

  The cost containment industry is highly fragmented, with most participants operating on a regional or local level. The Company believes that national, single-source vendors, such as the Company, have the economies of scale and expertise to deliver the requisite services at lower cost and similar or higher quality than the payors could achieve for themselves or access through regional or local vendors.

GROWTH STRATEGY

  The Company's growth strategy is to increase net revenue and profitability by enhancing its position as the single-source cost containment and administrative outsourcing partner of choice for healthcare payors. In order to implement its growth strategy, the Company focuses on the following business imperatives:

    Access Greater Bill Volume from Existing Clients. The Company has a significant opportunity to increase bill volume, and therefore net revenue, from existing clients. The Company contracts with its clients to receive medical bills with certain characteristics, including type of medical service, size of bill and other factors. However, because most of its clients have manual bill identification and transfer procedures, the Company believes that it receives fewer than half of the bills that are eligible for review. The Company believes that it can receive a greater proportion of its clients' bills by implementing automated bill selection criteria coupled with EDI and utilizing on-site PPS personnel. The Company also intends to increase its bill volume by expanding the types of medical bills it reviews. With the About Health Transaction, the Company has expanded the scope of its bill review services from inpatient, outpatient and physician bills to include various types of ancillary medical bills such as chemotherapy, home infusion and durable medical equipment.

    Maximize Savings Per Bill. The Company seeks to maximize its savings performance for its clients, thereby increasing net revenue, by continuing to improve its technology, educating and deploying its employees to build on best demonstrated practices and expanding the scope of its services. The Company makes continuous improvements to HBMS, and automatically incorporates all bill review results into its databases, enabling its professionals to utilize these data to achieve greater savings across all of the Company's services.

    Provide Superior Customer Service. The Company believes that it can strengthen its client relationships by continually upgrading its customer service capabilities to help make its clients' administrative functions more efficient. The Company believes that healthcare payors increasingly are seeking a single-source approach to meeting all of their cost containment and administrative outsourcing needs, which include savings, processing time, flexibility, customization, capacity and provider resolution. HBMS employs a customer preference profile to tailor its services to meet each client's unique needs for administration and analysis of medical bills. PPS also offers customized reporting that allows clients to monitor the success and accuracy of the Company's services. Through HBMS, the Company is able to consolidate services and provide a one-stop outsourcing solution.

    Expand Client Base. The Company believes that it can expand its client base to additional healthcare payors in certain of the sectors that it has traditionally served, such as HMOs and other managed care organizations, and to other types of risk-bearing entities with non-network exposure, such as automobile liability insurers, workers' compensation insurers, and governmental entities and provider organizations that accept capitation. The Company also plans to expand its client base through the introduction of new services such as subrogation and credit recovery. The About Health Transaction has broadened the Company's client base, providing significant cross-selling opportunities for its existing services. The Company will seek to further expand its client base by working with system vendors to incorporate electronic bill identification criteria and EDI capabilities to interface with the Company's services. The Company plans to utilize the internal sales forces of the Company's third-party administrator clients to market the Company's services as value-added services to the insurance products sold by the Company's clients.

    Pursue Strategic Acquisitions and Develop New Services. The Company intends to enhance its position as a leading single-source vendor of cost containment services by continuing to develop new services or by acquiring assets or businesses that can expand its client base, improve its technological and human resource capabilities, provide access to greater bill volume or broaden its service lines. PPS believes that the cost containment industry is highly fragmented, with a large number of single-service or regional vendors that are at a competitive disadvantage to single-source national vendors such as PPS. Through the About Health Transaction, the Company acquired what it believes to be the industry-leading methodology for professional negotiation services, which is being incorporated into HBMS. Also, as a result of the About Health Transaction, the Company now offers a service that prospectively identifies and analyzes medical bills that are expected to occur over a period of time due to medical conditions that require ongoing treatment. This enables the Company to anticipate, capture and monitor the ongoing billing for recurring treatments. Through its Customer Advisory Board, comprised of representatives of some of its largest clients, the Company gains real-time access to information on client preferences and industry trends, and insights for use in planning strategy, possible acquisition candidates and developing new service offerings.

HEALTHCARE BILL MANAGEMENT SYSTEM

  PPS differentiates itself from its competitors by analyzing each bill using a proprietary, technology-based system called HBMS. The following diagram illustrates how HBMS operates:


             [Diagram--schematic description of operation of HBMS]

  Bills are accessed and entered into HBMS in a variety of ways. The client may choose electronic bill identification within the client's claim adjudication system with subsequent EDI transfer to PPS. Alternatively, because of internal systems or resource constraints, the client may elect to enter appropriate bills into a PPS-supplied Data Access Point ("DAP") system customized for claims data entry, customer reporting and provider identification. With certain clients, PPS may supply an on-site employee to enter bills into the DAP system and manage workflow. In other cases, the client may choose to use overnight mail or facsimile to send appropriate bills to a PPS service center. These access strategies are designed to increase the number of appropriate bills that PPS receives, while minimizing the administrative cost to the client. To assist with the implementation of these strategies, the Company offers to its clients a consultative Claims Assessment and Savings Evaluation service ("CASE") that evaluates the effectiveness of the client's cost containment processes and recommends a series of steps with the goals of accessing greater bill volume while reducing administrative cost.

  Once a bill is electronically or manually entered into HBMS, the bill is evaluated against the Company's licensed and proprietary databases that are designed to identify instances of cost shifting, improper coding and utilization and pricing issues. The databases contain information on a variety of healthcare cost data such as mean length of stay, hospital demographics, hospital cost report data and the Company's historical results with particular providers. This database analysis assigns a score to each of the Company's potential review services to measure the probability of success in achieving cost savings as a result of such service and the likely magnitude of the savings. Following analysis of the bill, the bill passes through the Company's client preference profile that is created at the time of PPS's initial engagement with the client. HBMS then evaluates the compatibility of the service with the greatest expected savings with the service requirements of the client. Based on the total bill score and the client's preset client preference profile factors, the bill is then electronically sent to one of the Company's Non-Network Services or is repriced as a result of its eligibility for inclusion in the Company's PPO Network.

 Non-Network Services

  The Company offers a portfolio of services that lower the costs of healthcare claims that are (i) outside a payor's coverage area or network, either as a matter of choice on the part of the insured or as a result of geographic circumstances where insureds do not have local access to contracted providers and (ii) outside of, or not eligible for, the Company's PPO Network. The Company uses proprietary software for each of its Non-Network Services to maximize savings performance and administer the Company's services according to the client's requirements. These Non-Network Services include Professional Negotiation Services, Inpatient Line Item Analysis ("LIA"), Outpatient Facility Bill Repricing ("OPR"), Hospital Bill Audit Services ("HBA"), Diagnostic Related Group Validation Services ("DRG"), Special Investigative Review Services ("SIR") and Hospital Relative Charge Analysis ("HRCA").

  Professional Negotiation Services. The Company's professional negotiation services are applied to a variety of bills, such as inpatient, outpatient, physician and ancillary service bills. Each bill is analyzed and negotiated by an internal staff, which includes senior-level medical professionals such as physicians and former hospital administrators, to determine the clinical and financial appropriateness for each confinement or procedure and reach a negotiated settlement with the healthcare provider on behalf of the payor and the patient. As part of the Company's professional negotiation services, negotiated settlements include written agreements with the provider to the adjusted bill amount and an agreement by the provider not to bill the patient separately for the difference between the initial bill and the adjusted bill.

  Inpatient Line Item Analysis. The Company's LIA services involve the examination of hospital charges at the individual line item charge level in order to determine reasonable and appropriate fees for submitted line item charges on the detailed bill. Through LIA, the Company assesses the value of the goods and services provided and performs an evaluation based upon several different licensed and proprietary databases and screening criteria. LIA compares charges for diagnostic and therapeutic services, segmented geographically, and uses benchmarks for provider acquisition costs as a basis for supply, pharmaceutical and capital equipment allowances. With LIA, the Company also looks for improper coding practices and reviews invoices for clinical incompatibility and potential billing errors.

  Hospital Bill Audit Services. The Company's HBA services are performed on-site by independent, contracted, licensed and registered nurses to verify whether hospital bill charges were provided as billed and as ordered by a physician. The audit includes analysis and reporting of potential over-utilization issues. Coordination of benefits is also verified. In the case of workers' compensation audits, an analysis of unrelated services and charges is also performed.

  Outpatient Facility Bill Repricing. The Company's OPR service utilizes reasonable charge allowances for most surgical and certain radiological procedures performed on an outpatient basis in order to reprice these types of bills. PPS has produced a usual, customary and reasonable charge database for nearly 2,000 procedures that provides percentile level data for outpatient facility charges by procedure and geographic area.

  Diagnostic Related Group Validation Services. The Company's DRG-based validation services generate savings for clients by identifying and correcting code manipulations as well as coding errors. The Company has expanded its DRG-based validation services to include Medicare-DRG review and validation services for the Medicare-risk market where there is potential for DRG upcoding.

  Special Investigative Review Services. The Company's SIR services are used to review foreign and domestic inpatient, outpatient and physician bills that require special investigative and fraud analysis. The process consists of provider validations, patient interviews, clinical reviews, reporting and documentation and appeals review. PPS has access to a panel of over 200 board-certified specialists and non-physicians who provide input as required during an SIR audit.

  Hospital Relative Charge Analysis. The Company's HRCA service is an inpatient charge-profiling analysis used to establish median charges for most inpatient services. This analysis is effective in contract negotiation and for enabling payors to evaluate provider pricing practices within local markets throughout the United States.

  If a bill is routed to one of the Company's Non-Network services and that service is unsuccessful in achieving savings, the bill is rerouted through HBMS to determine if there is another appropriate service path. When the process is complete, the results are returned to the client, either manually, by facsimile or through EDI.

 PPO Network Services

  The Company has contractual agreements with several large PPO Partners to lease access to their PPO networks and market their PPOs to payors. In return, each PPO Partner is contractually required to provide those PPS clients who meet certain established requirements ("Qualifying PPO Clients") with access to participating providers in the PPO Partner's network at contracted rates. As a result, the Company contractually offers its clients access to a PPO Network that covers 48 states and consists of approximately 3,300 hospitals, 260,000 physicians and 14,000 ancillary providers.

  The PPO Network is used by clients either as a primary PPO network or as an out-of-area network where the client does not have coverage under its traditional arrangements. The Company works with its Qualifying PPO Clients to ensure that the client meets the criteria necessary to obtain contracted discounts on an ongoing basis. Under HBMS, bills that are generated by Qualifying PPO Clients and identified as eligible for PPO Network coverage are automatically repriced.

 Client Reporting and Data Capture

  HBMS integrates all client savings information into a single report that is tailored to the client's specifications, allowing the client to monitor the success and accuracy of the Company's services. The Company warehouses all of the healthcare provider charge and other cost encounter data that it gathers with a view to using such data in future bill review services and repackaging the data for application in new market opportunities.

SALES, MARKETING AND CLIENT SERVICE

  The Company markets its services primarily to executives of existing and prospective clients. The Company also uses referrals from existing accounts, presentations at industry conventions, trade shows and telemarketing. The decision to engage an outsourcing firm for cost containment purposes involves a period of familiarization and evaluation by a prospective client. The sales process may be lengthy and involves demonstrating to the potential client that cost containment services can result in material savings and that PPS is in a position to provide such services more efficiently and effectively than either in-house cost containment departments or other providers of cost containment services. Frequently, new client relationships are established through pilot evaluation programs, which typically range from 30 to 180 days. Once the Company successfully completes a pilot program, it generally is able to establish a long-term relationship with the client.

  The Company's sales, marketing and client service department, which consists of 31 full-time employees, is organized into a corporate sales group and a regional sales group. The corporate sales group consists of members of the Company's senior management, four account managers and six customer service representatives. The corporate sales group primarily focuses on cultivating relationships with existing large national accounts. The regional sales group consists of a member of the Company's senior management, five regional sales directors, three account executives, three account managers and six customer service representatives who are vertically organized in five geographic regions across the country. The regional sales group primarily focuses on expanding the Company's client base, but also assists in cultivating and expanding existing client relationships. All members of the corporate and regional sales groups receive regular training on the Company's systems, services and markets. Members of the Company's sales groups are compensated based on existing account sales activity, territorial sales activity and individual quota objectives on a monthly, quarterly and annual basis.

  The Company has recently begun to focus its marketing efforts on corporate-level management instead of mid-level managers in order to better communicate the message that the Company's services can result in material cost savings (either through the lowering of claim costs or the reduction of administrative costs) that can directly improve a client's earnings. The Company also uses its Customer Advisory Board to help plan strategy and update service offerings. The Customer Advisory Board gives the Company access to senior management of large payors and strengthens the strategic relationships between PPS and its clients.

CLIENTS

  The Company currently serves approximately 375 clients including indemnity health insurers, HMOs and other managed care organizations, third-party administrators, reinsurers, large self-insured employers, Blue Cross and Blue Shield organizations and Taft-Hartley funds. The Company's clients include leading healthcare payors such as CIGNA, Aetna, Great-West Life, The Guardian, PacifiCare Health Services Inc. and Eli Lilly & Company. The Company focuses on large, national payor groups that have greater claim volume and similar adjudication requirements that can be effectively managed through the Company's portfolio of services. However, the Company also markets its services to medium and smaller claim volume payors if the business potential exists.

  During 1996 two clients, CIGNA and The Guardian, accounted for 15.9% and 12.5%, respectively, of the Company's net revenue. For the nine months ended September 30, 1997, CIGNA and Great-West Life accounted for 13.7% and 10.8%, respectively, of net revenue. On a pro forma basis, after giving effect to the About Health Transaction, CIGNA and the Guardian, accounted for 11.0% and 8.6%, respectively, of the Company's net revenue for 1996, and Great-West Life and CIGNA accounted for 14.5% and 10.0%, respectively, of the Company's net revenue for the nine months ended September 30, 1997.

  The Company has contracts with the majority of its larger clients. The duration of these contracts typically is one to three years with automatic one-year renewals on the anniversary date. However, such contracts may be terminated by either party at any time, generally upon 90 to 120 days' notice. The contracts do not require the client to send claims to the Company and do not restrict the client from forwarding claims to other cost containment companies.

INFORMATION SYSTEMS CAPABILITIES

  The Company uses extensive information and technology systems that permit centralized data management while allowing for decentralized bill input, resolution and invoicing. The Company's information systems consist of multiple local area networks and Intel-architecture servers connected via a wide area network ("WAN") between the Company's corporate headquarters and operations in East Stroudsburg, Pennsylvania and Rockville, Maryland. The WAN connects every night with approximately fifty customer locations to access and report results electronically. The WAN also connects daily to the Internet to exchange electronic data with clients. Historically, the Company has experienced negligible computer down time and minimizes the risk of loss of data by backing up its systems daily on magnetic tape. The Company believes it has sufficient existing systems capacity, or will be able to acquire sufficient additional capacity, to incorporate additional operating centers and claims review services and meet future growth requirements.

  The Company has designed and implemented IBM compatible mainframe software to interface with its clients' claims processing systems. The software identifies bills that meet PPS referral criteria, performs on-line repricing of bills that are eligible to participate in the PPO Network and electronically communicates all appropriate bills to PPS for analysis. PPS generally provides the software to customers on a no-cost license basis in exchange for an on-going service relationship.

COMPETITION

  The Company competes with companies that provide bill review, utilization review, medical case review, case management and other network and non-network cost containment services to healthcare payors on the basis of its ability to maximize cost savings and through its superior, nationwide customer service. Except for certain other national providers of healthcare cost containment services, the cost containment industry is highly fragmented, with most vendors operating on a regional or local basis and offering a narrower range of services than the Company. In addition, there are other participants in the healthcare and insurance industries, including managed care organizations, that possess sufficient capital and managerial and technical expertise to develop services that could compete with the Company's services. Many of these companies have significantly greater financial, technical and marketing resources than the Company.

GOVERNMENT REGULATION

 General

  As an entity conducting business within the healthcare industry, the Company's operations are potentially subject to extensive and increasing regulation by a number of governmental entities at the federal, state and local levels. The Company is also subject to laws and regulations relating to business corporations in general. The Company believes its operations are in material compliance with applicable laws as currently interpreted. Nevertheless, certain aspects of the Company's current or anticipated business operations could fall within the regulatory oversight of federal or state authorities, and there can be no assurance that a review of the Company's business by courts or regulatory authorities will not result in a determination that could have a material adverse effect on the Company's business, financial condition or results of operations. There also can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future, which change could restrict the Company's existing operations, expansion, financial condition or opportunities for success. See "--Healthcare Bill Management System--PPO Network Services," "--Industry Overview" and "--Clients."

 Healthcare Reform

  The agencies and legislative bodies of the federal government and state governments have focused significant attention on reforming the healthcare system in the United States. A broad range of healthcare reform measures have been introduced in Congress and in certain state legislatures. Additional healthcare reform measures have been brought before the public in state voter initiatives. These initiatives range from those that would tend to encourage managed care, such as allowing physician and hospital groups to accept risk, to those that would impede managed care, such as mandating that any willing provider could participate in any health plan. Among the proposals that have been considered are cost controls on hospitals, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan at the state or federal level that would cover all citizens. Legislative interest has focused on the effect of managed care reimbursement mechanisms on healthcare service utilization and quality of service. It is not clear at this time what proposals, if any, will be adopted or, if adopted what effect, if any, such proposals would have on the Company. Certain proposals, such as containment of healthcare costs that could include a freeze on prices charged by physicians, hospitals or other healthcare providers, could adversely affect the Company. There can be no assurance that currently proposed or future healthcare legislation or policies or other changes in the administration or interpretation of governmental healthcare programs, laws, regulations or policies will not have a material adverse effect on the Company's business, financial condition or results of operations.

 State Licensure

  The Company believes that it is in material compliance with state licensure requirements in all states where it is required to be licensed. It is possible that, in the future, regulatory authorities might conclude that some of the Company's activities subject it to licensure as a PPO or otherwise. In some states, such licensure may be conditioned on the licensed entity engaging in practices, such as quality assurance or utilization review, that are beyond the scope of the Company's current or anticipated operations. Although the Company believes that, in general, it would be able to modify its operations to obtain any licenses that were deemed to be required, there can be no assurance that the Company would be able to modify its operations, or otherwise to obtain or maintain any such licenses.

 ERISA Regulation

  It is possible that in the usual course of its business the Company could be deemed to provide services to employee benefit plans regulated under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including self-insured health benefit plans. The U.S. Department of Labor ("DOL"), the federal agency that administers ERISA, has been auditing certain insurance companies in connection with their practices involving medical provider discounts and the transfer of those discounts to self-insured ERISA plans. In connection with these audits, DOL has indicated that the negotiation and administration of provider discount arrangements by these insurance companies for the benefit of ERISA plans could constitute the activities of an ERISA fiduciary. The Company is not engaged in the business of insurance under state law nor does it provide administrative services to ERISA-regulated benefit plans. Although the Company believes that its practices relating to provider discount arrangements are beyond the scope of ERISA regulation, there can be no assurance that DOL or some other person would not assert that the Company acts as an ERISA fiduciary with respect to its limited activities for self-insured ERISA plans. In the unlikely event that the Company were deemed to be an ERISA fiduciary, the Company believes that it would be viewed as being in compliance with applicable ERISA rules.

 Anti-Remuneration Laws

  Medicare and Medicaid law provides civil and criminal penalties for paying or receiving any remuneration to induce the referral of Medicare or Medicaid patients, or to induce the purchase or the arranging for or recommending of the purchase of items or services for which payment may be made under Medicare, Medicaid and other federally-funded healthcare programs. Various exceptions and "safe harbors," including those applicable to certain properly reported discounts, may be available in appropriate circumstances. Several states also have similar laws which are not limited to services for which Medicare or Medicaid payment may be made. State laws vary and have been infrequently interpreted by courts or regulatory agencies. It is possible that enforcement officials could seek to review the fees paid to or by the Company to determine whether such fees should be deemed to be unlawful remuneration given indirectly by providers in exchange for arranging for the referral of patients from its clients. While there can be no assurance that the Company's position would be upheld if challenged, the Company believes that its fee arrangements represent reasonable compensation for legitimate services actually provided to or by the Company and should not be deemed to be unlawful remuneration under these anti-remuneration laws.

LEGAL PROCEEDINGS

  From time to time, the Company is a party to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these claims, lawsuits and proceedings cannot be predicted with certainty, the Company does not expect such matters to have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

  As of September 30, 1997, the Company employed 284 people on a full-time basis. The Company's employees are not covered by collective bargaining agreements and the Company believes that its relations with its employees are good.

PROPERTIES

  The Company subleases approximately 40,000 square feet of office space at 1230 East Diehl Road, Naperville, Illinois. This space is provided under the terms of a sublease that expires on May 31, 2000. The Company also leases approximately 12,000 square feet of office space in Rockville, Maryland and 6,000 square feet of office space in East Stroudsburg, Pennsylvania. The Company's current aggregate monthly rental cost for office space is approximately $56,000, with periodic escalators. The Company believes that its current facilities are adequate for its existing needs and that suitable space will be available as required.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the directors and executive officers of the Company. The directors named below have been elected to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Executive officers of the Company serve at the pleasure of the Board of Directors.

          NAME            AGE                            POSITION
          ----            ---                            --------
Steven E. Nelson(1)(2)..   42 Chairman, President, Chief Executive Officer and Director
Don P. Greenberg, M.D. .   41 Executive Vice President, Chief Operating Officer and Director
James T. Doody(2).......   43 Executive Vice President--Sales and Director
Byron W. Smith,
 D.P.M.(1)..............   44 Executive Vice President, Chief Technology Officer and Director
Robert C. Trumpy........   45 Executive Vice President, Chief Financial Officer and Secretary
Jonathan M.
 Goldstein(1)(2)........   36 Director
Richard D. Tadler.......   41 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Within 60 days following consummation of the Offering, the Company's Board of Directors intends to appoint two persons who are not currently affiliated with the Company as additional directors. Each of these directors will serve on the Audit Committee and the Compensation Committee.

  Steven E. Nelson, Chairman, President, Chief Executive Officer and Director, is a co-founder of the Company and has served the Company in his current capacity since its inception in 1990. Prior to joining the Company, Mr. Nelson held a number of positions with healthcare cost management companies. From 1990 to 1992, he served as President of Medical Bill Review, Inc., a medical logic software systems company. From 1983 to 1989, he was Senior Vice President of Republic-RSB Companies, Inc. (acquired by and doing business as HCX, Inc.).

  Don P. Greenberg, M.D., Executive Vice President, Chief Operating Officer and Director, has served as Executive Vice President of the Company since July 1997 and Chief Operating Officer of the Company since October 1997. Dr. Greenberg founded About Health and served as its President and Chief Executive Officer from About Health's inception in April 1992 until the consummation of the About Health Transaction. Dr. Greenberg has completed numerous consulting projects for the Department of Health and Human Services, state health agencies, and the private sector on issues such as health policy, cost containment and health economics.

  James T. Doody, Executive Vice President--Sales and Director, is a co-founder of the Company and has served the Company in his current capacity since its inception in 1990. He is responsible for all sales activity throughout the Company. Prior to joining the Company, Mr. Doody was a Vice President of Managed Care Sales for Republic-RSB Companies, Inc.

  Byron W. Smith, D.P.M, Executive Vice President, Chief Technology Officer and Director, is a co-founder of the Company. He has served as Executive Vice President of the Company since January 1993 and Chief Technology Officer of the Company since November 1996. From April 1995 to November 1996, Dr. Smith also served as Chief Operating Officer of the Company. Prior to joining the Company, Dr. Smith was President and co-founder of Medical Data Research and Vice President and Chairman of Medical Bill Review, Inc.

  Robert C. Trumpy, Executive Vice President, Chief Financial Officer and Secretary, has served the Company in his current capacity since October 1997. From February 1997 to October 1997, Mr. Trumpy was Chief Financial Officer of Blue Cross and Blue Shield of North Carolina. From March 1992 to February 1997, Mr. Trumpy served as Chief Financial Officer of Healthsource Provident, Inc., a managed care organization.

  Jonathan M. Goldstein, Director, has served as a director of the Company since August 1996. He has been associated with TA Associates, Inc. since 1986, serving as a Vice President from 1990 to 1996 and as a Principal since January 1997. He is currently a director of Olympus Healthcare Group, Inc. and Unique Instruments, Inc.

  Richard D. Tadler, Director, has served as a director of the Company since August 1996. Mr. Tadler is a Managing Director of TA Associates, Inc. He has been associated with TA Associates, Inc. since 1987, specializing in medical and specialty service businesses. He is currently a director of AmeriChoice Corporation, Auto Palace, Inc., Bachtel Cellular Liquidity, L.P., Galaxy Telecom L.P., Olympus Healthcare Group, Inc. and TechForce Corporation.

BOARD OF DIRECTORS

  The number of directors of the Company is currently fixed at six. Following the Offering, the Company's Board of Directors will be increased to eight members and will be divided into three classes, with the members of each class of directors serving for staggered three-year terms.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews the scope and results of the audit with the independent public accountants, reviews with management and the independent accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence.

  The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior-level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the Company's 1996 Incentive Stock Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans.

  The directors of the Company do not currently receive any compensation in connection with their services as directors of the Company. All directors of the Company are reimbursed for expenses incurred in attending meetings of the Board of Directors and committees thereof.

EXECUTIVE COMPENSATION

 Summary of Cash and Certain Other Compensation

  The following table and accompanying footnotes provide certain summary information concerning the compensation paid by the Company to its Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers"), in each case for services rendered in all capacities to the Company for the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                     ANNUAL         LONG-TERM
                                  COMPENSATION     COMPENSATION
                                 -------------- ------------------
                                                   COMMON STOCK     ALL OTHER
                                  SALARY  BONUS UNDERLYING OPTIONS COMPENSATION
 NAME AND PRINCIPAL POSITION(1)    ($)     ($)    (# OF SHARES)       ($)(2)
 ------------------------------  -------- ----- ------------------ ------------
Steven E. Nelson
 Chairman of the Board,
 President and Chief Executive
 Officer........................ $170,769   --        12,500          $4,854
James T. Doody
 Executive Vice President--
 Sales..........................  170,769   --        12,500           4,613
Byron W. Smith
 Executive Vice President and
 Chief Technology Officer.......  170,769   --        12,500           4,315
Craig W. Cunningham
 Executive Vice President--
 Operations.....................  170,769   --        17,500           2,816
Brent R. Anderson
 Chief Financial Officer........  121,846   --        12,500           3,697

--------
(1) The principal position for each officer is as of December 31, 1996.
(2) Consists of premiums paid on behalf of the Named Executive Officers for life, health and disability insurance and contributions made by the Company to its 401(k) Retirement Savings Plan on behalf of the Named Executive Officers.

 Option Grants

  The following table sets forth information concerning individual grants of options to purchase Common Stock to the Named Executive Officers during 1996. No stock appreciation rights ("SARs") have been granted.

                                                                                       POTENTIAL
                                                                                      REALIZABLE
                                                                                       VALUE AT
                                                                                    ASSUMED ANNUAL
                                                                                    RATES OF STOCK
                                                                                         PRICE
                                                                                     APPRECIATION
                                                                                      FOR OPTION
                                               INDIVIDUAL GRANTS                        TERM(2)
                            ------------------------------------------------------- ---------------
                              COMMON STOCK   PERCENT OF TOTAL  EXERCISE
                               UNDERLYING    OPTIONS GRANTED      OR
                            OPTIONS GRANTED    TO EMPLOYEES   BASE PRICE EXPIRATION
             NAME           (# OF SHARES)(1)     IN 1996      PER SHARE     DATE    5% ($)  10% ($)
             ----           ---------------- ---------------- ---------- ---------- ------- -------
   Steven E. Nelson........      12,500             7.8%        $2.84     8/31/01   $ 5,660 $16,439
   James T. Doody..........      12,500             7.8          2.84     8/31/01     5,660  16,439
   Byron W. Smith..........      12,500             7.8          2.84     8/31/01     5,660  16,439
   Craig W. Cunningham.....      17,500            10.9          2.58     8/31/06    28,395  71,957
   Brent R. Anderson.......      12,500             7.8          2.58     8/31/06    20,282  51,398

--------
(1) Each of the Named Executive Officers received options granted under the Company's 1996 Incentive Stock Plan (the "Incentive Stock Plan") on August 30, 1996. These options vest in increments of 20% per year beginning on the date of grant (August 30, 1996). All options terminate on the expiration date set forth above, subject to earlier termination in accordance with the Incentive Stock Plan and the applicable option agreement. See "--1996 Incentive Stock Plan."
(2) Assumed annual rates of stock price appreciation are for illustrative purposes only as required by the rules of the Securities and Exchange Commission. The actual price of Common Stock will vary from time to time based upon market factors and the Company's financial performance. No assurance can be given that such rates will be achieved.

 Option Holdings

  The following table sets forth information with respect to options exercised by the Named Executive Officers during 1996 and the aggregate number and value of shares underlying unexercised options held by each Named Executive Officer as of December 31, 1996:

                                                         NUMBER OF SECURITIES
                         COMMON STOCK                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                          ACQUIRED ON                   OPTIONS AT FISCAL YEAR-      IN-THE-MONEY OPTIONS AT
                           EXERCISE        VALUE           END (# OF SHARES)            FISCAL YEAR-END($)
 NAME                    (# OF SHARES) REALIZED($)(1) (EXERCISABLE/UNEXERCISABLE) (EXERCISABLE/UNEXERCISABLE)(2)
 ----                    ------------- -------------- --------------------------- ------------------------------
Steven E. Nelson........     2,500         $5,800              --/10,000
James T. Doody..........     2,500          5,800              --/10,000
Byron W. Smith..........     2,500          5,800              --/10,000
Craig W. Cunningham.....     3,500          9,030              --/14,000
Brent R. Anderson.......     2,500          6,450              --/10,000

--------
(1) There was no public trading market for the Common Stock at the time of these exercises, which occurred in October and November 1996. Accordingly, these values have been calculated on the basis of an assumed market value of $5.20 per share of Common Stock, which was the fair market value of the Common Stock on August 30, 1996, the date on which the 1996 Transaction was consummated.
(2) There was no public trading market for the Common Stock as of December 31, 1996. Accordingly, these values have been calculated on the basis of an
    assumed initial public offering price of $      per share, less the
    applicable exercise price payable for such shares.

1996 INCENTIVE STOCK PLAN

  The Incentive Stock Plan was initially adopted by the Board of Directors in August 1996 and was subsequently approved by the Company's stockholders. The Incentive Stock Plan permits the grant of incentive stock options and non-qualified stock options. These grants may be made to officers, key employees, directors, independent consultants and other key persons of the Company and its subsidiaries. A total of 325,000 shares are reserved for issuance under the Incentive Stock Plan, of which 171,540 shares were subject to outstanding options with a weighted average exercise price of $3.77 per share, as of October 15, 1997.

  The Incentive Stock Plan is administered by the Compensation Committee. Subject to the provisions of the Incentive Stock Plan, the Compensation Committee has full power to determine to whom grants will be made from among those persons who are eligible for grants under the Incentive Stock Plan, the combination of grants to participants and the specific terms of each grant, including vesting. Incentive stock options may be granted only to officers or other full-time employees of the Company or its subsidiaries, including members of the Board of Directors who are also full-time employees of the Company or its subsidiaries.

  The exercise price of options granted under the Incentive Stock Plan is determined by the Compensation Committee and may not be less than 100% of the fair market value of the underlying shares on the date of grant. If any plan participant owns (or is deemed to own) at the date of grant shares of stock representing in excess of

10% of the combined issued and outstanding shares of Common Stock of the Company or any parent or subsidiary (a "Ten Percent Holder"), the exercise price for incentive stock options granted to such participant may not be less than 110% of the fair market value of the underlying shares on the date of grant. Options typically are subject to vesting schedules, terminate (i) fifteen years from the date of grant in the case of non-qualified stock options, (ii) ten years from the date of the grant in the case of incentive stock options, and (iii) five years from the date of the grant in the case of incentive stock options granted to Ten Percent Holders, and may be exercised for specified periods, as determined by the Compensation Committee, subsequent to the termination of the optionholder's employment or other business relationship with the Company. Upon the exercise of options, the exercise price must be paid by certified check or, in the sole discretion of the Compensation Committee, by delivery of shares of Common Stock already owned by the optionholder. At the discretion of the Compensation Committee, payment may also be made by delivering a properly executed exercise notice to the Company, together with a copy of the irrevocable instructions to a broker to deliver promptly to the Company the amount of the sale or loan proceeds to pay the exercise price.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the Incentive Stock Plan may be exercised or vest. To the extent not exercised, all options granted under the Incentive Stock Plan terminate upon the dissolution, liquidation or sale of the Company unless assumed by a successor entity, except as the Compensation Committee otherwise determines. In the event that the Company becomes the subject of an acquisition, a participant has the right to receive consideration upon such acquisition as if the participant had held the number of shares of Common Stock which might have been obtained upon exercise immediately prior to such acquisition.

THE 1996 REPLACEMENT STOCK OPTION PLAN

  The 1996 Replacement Stock Option Plan (the "Replacement Plan") was adopted by the Board of Directors in August 1996 and was subsequently approved by the Company's stockholders. The Replacement Plan was created in order to grant replacement options to employees who had outstanding options under the Company's 1993 Amended and Restated Stock Option Plan (the "Old Plan"). The Old Plan was terminated and the Replacement Plan was adopted as a condition to the 1996 Transaction. A total of 27,833 shares are reserved for issuance under the Replacement Plan, all of which were subject to outstanding options with a weighted average exercise price of $0.91 per share as of October 31, 1997. The terms of the Replacement Plan are substantially similar to the terms of the Incentive Stock Plan.

EMPLOYMENT AGREEMENTS

  The Company has entered into the Employment Agreements with each of the Named Executive Officers. The Employment Agreements were executed as a condition to the 1996 Transaction and are intended to maintain a stable and competent management base. The continued success of the Company depends to a significant degree on the skills and competence of these Named Executive Officers, among others. See "Risk Factors-- Dependence on Key Personnel."

  The Employment Agreements, which are substantially similar for each of the Named Executive Officers, provide for two-year initial terms with automatic one-year renewals, unless the Employment Agreement is terminated by the Company or the employee at least 30 days prior to expiration. Effective September 1, 1997, the Employment Agreements provide for a base salary for each of Messrs. Nelson, Smith, Doody and Cunningham of $180,000 per annum and a base salary for Mr. Anderson of $128,000 per annum. The Named Executive Officers also are entitled to participate in any bonus plan as may be established in the sole discretion of the Compensation Committee. The Employment Agreements further provide that the Named Executive Officers are entitled to participate in all employee benefit plans of the Company that are generally made available to executive personnel.

  Upon a Named Executive Officer's termination for cause, as defined in the employment agreements, or upon a Named Executive Officer's voluntary resignation, the Named Executive Officer is entitled only to such compensation and benefits as shall have accrued through the date of the Named Executive Officer's termination or resignation, as the case may be. In the event that the Company terminates the Named Executive Officer's employment for any reason other than for cause, or the Named Executive Officer terminates his employment because of a reduction in base salary, a material reduction in benefits not generally applicable to all employees, or a relocation of the Named Executive Officer's office to more than fifty miles away from its present site, the Named Executive Officer will be entitled to receive as severance pay an amount equal to one week's worth of his base salary multiplied by the number of years, or portions thereof rounded to the nearest whole number, that the Named Executive Officer has been employed by the Company. Upon a Named Executive Officer's resignation or termination during the term of the agreement, each employment agreement provides that, for a period of two years from the date of termination, the Named Executive Officer will neither compete directly or indirectly with the business of the Company nor solicit or contract with any entity that is a client of the Company.

                             CERTAIN TRANSACTIONS

THE 1996 TRANSACTION

  In August 1996, the Company completed a series of transactions involving the TA Investors. In connection with the 1996 Transaction: (i) the Company, then an Illinois company, was merged into Preferred Payment Systems, Inc., a Delaware corporation; (ii) the Company incurred $20.5 million of senior secured indebtedness under the 1996 Credit Facility; (iii) the TA Investors invested $17.0 million to acquire $10.0 million in Convertible Subordinated Notes pursuant to the Convertible Note Purchase Agreement and $7.0 million of Subordinated Notes pursuant to the Subordinated Loan Agreement; (iv) the Company entered into the Employment Agreements with each of Messrs. Nelson, Doody, Smith, Cunningham and Anderson; and (v) the Company, its stockholders and the TA Investors entered into the Shareholders' Agreement and the 1996 Registration Rights Agreement.

  Each $1,000 principal amount of Convertible Subordinated Notes is convertible into one share of the Company's Redeemable Preferred Stock and one share of the Company's Convertible Preferred Stock. Each share of Convertible Preferred Stock is automatically convertible upon consummation of an initial public offering by the Company into shares of the Company's Common Stock at a conversion price of $5.1636 per share of Common Stock. Immediately prior to consummation of the Offering, all outstanding Convertible Subordinated Notes will be converted into Redeemable Preferred Stock and Convertible Preferred Stock. Upon consummation of the Offering, the Convertible Preferred Stock will automatically convert into 968,316 shares of Common Stock and the Redeemable Preferred Stock will be immediately redeemed for $5.0 million using a portion of the net proceeds from the Offering. The Subordinated Notes will also be repaid and retired with proceeds from the Offering. See "Use of Proceeds."

THE ABOUT HEALTH TRANSACTION

  In July 1997, the Company and About Health formed the Operating Company for the purpose of combining their businesses. Dr. Greenberg, currently a director of the Company, was the President, a director and, together with trusts for the benefit of members of his family, the principal stockholder of About Health. In connection with the About Health Transaction, the Company contributed substantially all of its assets to the Operating Company in exchange for 10,000 preferred units and 1,405,754 common units and the assumption by the Operating Company of substantially all of the liabilities of the Company other than the Convertible Subordinated Notes. About Health contributed substantially all of its assets to the Operating Company in exchange for $25.8 million in cash, 593,517 common units and the assumption by the Operating Company of substantially all of the liabilities of About Health. The Operating Company assumed the Subordinated Notes and the bank indebtedness under the 1997 Credit Facility. The cash distribution to About Health and expenses associated with the transaction were funded through bank debt under the 1997 Credit Facility. Upon consummation of the About Health Transaction, the Company became the managing member of the Operating Company and profits and losses of the Operating Company became generally allocated 80% to the Company and 20% to About Health, subject to the right of the Company to receive a $500,000 allocation of income and cash distributions on its preferred units.

  Effective as of October 31, 1997 About Health was merged with and into the Company and the stockholders of About Health received, in the aggregate, 593,517 shares of Common Stock. As a result of the Merger, all of the ownership interests in the Operating Company are held directly by the Company, and the Operating Company is a wholly-owned subsidiary of the Company.

  In connection with the About Health Transaction, the Company entered into an employment agreement with Dr. Greenberg that is substantially similar to the employment agreements between the Company and the Named Executive Officers and provides for a base salary of $180,000 per annum. See "Management--Executive Compensation--Employment Agreements." The Company also granted to Dr. Greenberg options to purchase 10,000 shares of Common Stock at an exercise price of $5.20 per share. The options vest in increments of 20% per annum beginning on July 31, 1998. The Company and the former stockholders of About Health also agreed to indemnify each other against certain liabilities.

SHAREHOLDERS' AGREEMENT

  In connection with the 1996 Transaction and the About Health Transaction, the Company, its stockholders and optionholders and the TA Investors entered into a shareholders' agreement (as amended and restated in connection with the About Health Transaction, the "Shareholders' Agreement") that provides for certain rights and restrictions with respect to transfers of Common Stock. Pursuant to the Shareholders' Agreement, (i) each stockholder of the Company (a "Stockholder" and collectively, the "Stockholders") granted to the other Stockholders, the Company and the TA Investors a right of first refusal (the "Right of First Refusal") on resales of Common Stock by such Stockholder; (ii) each Stockholder granted to the TA Investors a right (the "Co-Sale Right") to participate on a pro rata basis in certain resales of Common Stock; (iii) each Stockholder agreed to include his or her shares of Common Stock in any sale or series of sales of all of the Common Stock owned by Mr. Nelson, Dr. Greenberg and one of Mr. Doody or Dr. Smith to an unrelated and unaffiliated person (the "Bring-Along Right"); (iv) the Stockholders and the TA Investors were granted pro rata participation rights (the "Participation Rights") with respect to certain future sales or issuances of securities by the Company; (v) the TA Investors and the Stockholders agreed to certain lock-up arrangements in the event of an underwritten public offering; (vi) each party agreed to elect and continue in office (a) prior to conversion of the Convertible Subordinated Notes, three individuals designated by Mr. Nelson and one of Mr. Doody or Dr. Smith (the "Founders Group"), one individual designated by Dr. Greenberg and two independent directors selected by the Founders Group, and (b) upon conversion of any of the Convertible Subordinated Notes, three individuals designated by the Founders Group, one individual designated by Dr. Greenberg and two individuals designated by the TA Investors, one independent director selected by the Founders Group and one independent director selected and approved by the Founders Group and a majority-in-interest of the TA Investors; and (vii) each party agreed to use its best efforts to cause the Board of Directors to (a) permit a representative of the TA Investors to attend the meetings of the Company's Audit Committee and Compensation Committee and to have a right of veto power over actions taken by these Committees during the period any Convertible Subordinate Notes are outstanding, and (b) to appoint a representative of the TA Investors to the Company's Audit Committee and Compensation Committee upon conversion of any of the Convertible Subordinated Notes. Upon consummation of the Offering, the provisions of the Shareholders' Agreement relating to the Rights of First Refusal, the Co-Sale Right, the Bring-Along Right, the Participation Rights and designation of members of the Company's Board of Directors and committees thereof will expire in accordance with their terms.

REGISTRATION RIGHTS AGREEMENTS

  Pursuant to a Registration Rights Agreement entered into in connection with the 1996 Transaction (the "1996 Registration Rights Agreement"), the TA Investors received certain demand and "piggyback" registration rights and the stockholders and optionholders of the Company received certain piggyback registration rights. In addition, pursuant to the About Health Transaction, the Company and the current and prospective stockholders of About Health (collectively, the "About Health Stockholders") entered into a Registration Rights Agreement (the "About Health Registration Rights Agreement") pursuant to which the About Health

Stockholders received a demand registration right that will be exercisable at any time 180 days after consummation of the Offering, subject to certain limitations, and certain piggyback registration rights. See "Shares Eligible for Future Sale--Registration Rights."

DISTRIBUTIONS TO STOCKHOLDERS

  The Company has been treated as a Subchapter S corporation for federal income tax purposes and thus the taxable income of the Company has been subject to taxation at the stockholder level. Accordingly, the Company has made periodic distributions to its stockholders in amounts sufficient to enable the stockholders to pay income taxes on account of the Company's taxable income allocated to them. Effective upon consummation of the Offering, the Company's Subchapter S corporation status will be terminated and the Company will be subject to corporate income taxation. Immediately prior to the consummation of the Offering the Company will declare a dividend equal to the Company's taxable income for the period from January 1, 1997 through the consummation of the Offering, multiplied by the stockholders' average effective federal and state tax rate less all dividends in respect of the 1997 and 1998 fiscal years previously distributed. The Company anticipates making this distribution after completion of the Company's tax returns for fiscal year 1997 and the taxable year ending simultaneously with the consummation of the Offering.

  The Company may also make a distribution to its existing stockholders following the Offering in the event that Subchapter S corporation taxable income is thereafter increased due to any Internal Revenue Service audit. The Company expects to enter into an indemnification agreement with existing stockholders with respect to any income tax attributable to periods prior to the termination of the Company's Subchapter S corporation status. Purchasers of shares of Common Stock in the Offering will not participate in any future distributions in respect of tax years ending on or prior to the consummation of the Offering.

  During 1996, the Company made certain Subchapter S distributions in the form of cash dividends to its stockholders, pursuant to which Messrs. Nelson, Doody, Smith, Cunningham and Anderson received an aggregate of $17.3 million, $7.8 million, $7.8 million, $2.3 million and $1.7 million, respectively.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby for (i) each Selling Stockholder, (ii) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (iii) each of the Company's directors and Named Executive Officers and (iv) all executive officers and directors as a group. The table assumes the conversion of the Convertible Preferred Stock into shares of Common Stock upon consummation of
the Offering and the sale by the Company of            shares of Common Stock
pursuant to the Offering. The address of the TA Investors is c/o TA Associates, Inc. High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of Messrs. Goldstein and Tadler is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of all other listed stockholders is c/o Preferred Payment Systems, Inc., 1230 East Diehl Road, Suite 300, Naperville, Illinois 60563. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares attributable to such person.

                               BENEFICIAL                         BENEFICIAL
                             OWNERSHIP PRIOR  NUMBER OF SHARES     OWNERSHIP
                               TO OFFERING     TO BE SOLD IF    AFTER OFFERING
                            -----------------  OVER-ALLOTMENT  -----------------
   NAME OF BENEFICIAL       NUMBER OF            OPTION IS      NUMBER
   OWNER(1)                  SHARES   PERCENT   EXERCISED(2)   OF SHARES PERCENT
   ------------------       --------- ------- ---------------- --------- -------
   TA Investors(3).........   968,316  34.9%
   Steven E. Nelson........   505,000  27.9
   Don P. Greenberg(4).....   523,260  28.9
   James T. Doody..........   230,000  12.7
   Byron W. Smith..........   230,000  12.7
   Craig W. Cunningham.....    74,432   4.1
   Brent R. Anderson.......    55,000   3.0
   Jonathan M.
    Goldstein(5)...........     1,244    *
   Richard D. Tadler(6)....     1,229    *
   All executive officers
    and directors as a
    group (8 persons)...... 2,586,008  93.1

--------
*Less than 1%.
(1) Beneficial Ownership has been determined as of October 31, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days after October 31, 1997. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security that such person or group has the right to acquire within 60 days after October 31, 1997 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The number of shares of Common Stock set forth herein includes shares of Common Stock issuable upon conversion of the Convertible Preferred Stock upon consummation of the Offering.
(2) If the Underwriters' over-allotment option is exercised in part, the TA Investors will be entitled to first sell a number of shares with an aggregate price to the public of $5.0 million and any remaining shares in the over-allotment option will be sold by the other Selling Stockholders on a pro rata basis.
(3) Includes (i) 569,564 shares of Common Stock owned by Advent VII L.P.; (ii) 329,808 shares of Common Stock owned by Advent Atlantic and Pacific III L.P.; (iii) 56,937 shares of Common Stock owned by Advent New York L.P.; and (iv) 12,007 shares of Common Stock owned by TA Venture Investors Limited Partnership. Advent VII L.P., Advent Atlantic and Pacific III, L.P., Advent New York L.P. and TA Venture Investors Limited Partnership are part of an affiliated group of investment partnerships referred to, collectively, as the "TA Investors". The general partner of Advent VII L.P. is TA Associates VII L.P. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. The general partner of Advent New York L.P. is TA Associates VI L.P. The general partner of each of TA Associates VI L.P., TA Associates VII L.P. and TA Associates AAP III Partners L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors Limited Partnership; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. Goldstein and Mr. Tadler, directors of the Company) comprise the general partners of TA Venture Investors Limited Partnership. In such capacity, Mr. Goldstein and Mr. Tadler may each be deemed to share voting and investment power with respect to the 12,007 shares held of record by TA Venture Investors Limited Partnership. Mr. Goldstein and Mr. Tadler each disclaim beneficial ownership of all shares, except as to 1,244 shares and 1,229 shares, respectively, held by TA Venture Investors Limited Partnership, as to which each holds a pecuniary interest. See footnotes (5) and (6) below.
(4) Of these shares, 20,654 shares are held by a trust established for the benefit of Dr. Greenberg's mother and 12,909 shares are held by a trust established for the benefit of each of Dr. Greenberg's four children. Dr. Greenberg disclaims beneficial ownership as to the shares held by these trusts.
(5) Includes 1,244 shares of Common Stock beneficially owned by Mr. Goldstein through TA Venture Investors Limited Partnership, all of which shares are included in the 968,316 shares described in footnote (3) above. Does not include any shares beneficially owned by Advent VII L.P., Advent Atlantic and Pacific III L.P., or Advent New York L.P. of which Mr. Goldstein disclaims beneficial ownership.
(6) Includes 1,229 shares of Common Stock beneficially owned by Mr. Tadler through TA Venture Investors Limited Partnership, all of which shares are included in the 968,316 shares described in footnote (3) above. Does not include any shares beneficially owned by Advent VII L.P., Advent Atlantic and Pacific III L.P., or Advent New York L.P. of which Mr. Tadler disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Certificate of Incorporation will provide that the Company may issue up to 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of October 31, 1997, there were 1,809,231 shares of Common Stock issued and outstanding which were held by 28 stockholders of record, and there were no shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have preemptive rights. The Company's Certificate of Incorporation will not provide for cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. All outstanding shares of Common Stock are, and the Common Stock to be sold in the Offering, when issued and paid for, will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock. See "--Certain Anti-Takeover Effects" and "Dividend Policy."

PREFERRED STOCK

  Shares of Preferred Stock may be issued by the Company in series with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control. In connection with the 1996 Transaction, the Board of Directors created a series of Convertible Preferred Stock and a series of Redeemable Preferred Stock. Pursuant to the terms of the Convertible Note Purchase Agreement entered into between the Company and TA Investors, each $1,000 principal amount of Convertible Subordinated Notes is convertible into one share of Redeemable Preferred Stock and one share of Convertible Preferred Stock. Each share of Convertible Preferred Stock is automatically convertible upon consummation of an initial public offering of the Company into shares of Common Stock at a conversion price of $5.1636 per share of Common Stock. Immediately prior to consummation of the Offering, all outstanding Convertible Subordinated Notes will be converted into Redeemable Preferred Stock and Convertible Preferred Stock. Upon consummation of the Offering, the Convertible Preferred Stock will automatically convert into 968,316 shares of Common Stock and the Redeemable Preferred Stock will be redeemed for $5.0 million using a portion of the net proceeds of the Offering. As a result, subsequent to the Offering there will be no shares of Preferred Stock outstanding.

CERTAIN ANTI-TAKEOVER EFFECTS

  Certain provisions of the Company's Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt that is not approved by the Board of Directors but that individual Company stockholders may deem to be in their best interests or by which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

 Classified Board of Directors

  Upon consummation of the Offering, the Certificate of Incorporation and Bylaws of the Company will provide that the Board of Directors be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms, so that directors' initial terms will expire either at the 1999, 2000 or 2001 annual meeting of the stockholders. Starting with the 1999 annual meeting of the stockholders, one class of directors will be elected each year for a three-year term. See "Management-- Board of Directors."

  The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this experience, in turn, will permit the Board of Directors to more effectively represent the interests of stockholders.

  With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, classification of the Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because such classification could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. The classification could also discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company. Under the Delaware General Corporation Law (the "DGCL"), unless a Company's certificate of incorporation otherwise provides, a director on a classified board may be removed by the stockholders of the corporation only for cause.

 Authorized Shares

  The Certificate of Incorporation will authorize the issuance of 100,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. Following the consummation of the Offering, the Board of Directors will have the authority to authorize issuance of any authorized and unissued shares of Common Stock and Preferred Stock. The Board of Directors has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management in retaining its position. The Company's Board of Directors currently has no plans for the issuance of additional shares of Preferred Stock or Common Stock.

 Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

  The Bylaws will establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the "Business Procedure"). The Nomination Procedure will require that a stockholder give 90 days' advance written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director. Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give 90 days' advance written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice will be specified in the Bylaws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

  Although the Bylaws will not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or
(ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

 Delaware Takeover Statute

  The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined below, for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii) at or after such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For purposes of Section 203 of the DGCL, an "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. This provision may have the effect of delaying, deterring, or preventing a change in control of the Company without further action by the Company's stockholders.

 Limitations on Liability and Indemnification of Directors and Officers

  Limitations on Liability

  The Company's Certificate of Incorporation contains a provision eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

  Indemnification

  The Company's Bylaws provide for mandatory indemnification rights to the maximum extent permitted by applicable law, subject to limited exceptions, to any director or officer of the Company who, by reason of the fact that he or she is a director or officer of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. The Company may from time to time agree to provide similar indemnifications to certain employees and other agents.

  The Company also maintains directors' and officers' liability insurance in the amount of $5.0 million.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Illinois Stock Transfer Company, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Upon consummation of the Offering, the Company will have issued and
outstanding           shares of Common Stock. The shares of Common Stock sold
in the Offering will be freely tradeable by persons other than "affiliates" of the Company without restriction under the Securities Act. Substantially all of the shares to be outstanding upon consummation of the Offering (other than the shares being offered hereby) are subject to the lock-up agreements described below. The shares of Common Stock that were outstanding immediately prior to the consummation of the Offering (the "Restricted Shares") are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. As described below under "-- Registration Rights," the Company has granted registration rights covering all such Restricted Shares.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of Restricted Shares from the Company or any affiliate of the Company, a person (or persons whose shares are aggregated) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of then
outstanding shares of Common Stock (        shares immediately after
consummation of the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of Restricted Shares from the Company or any affiliate of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person (or persons whose shares are aggregated) would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements and the availability of current public information requirements. An "affiliate" of an entity is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such entity and may include officers and directors, principal stockholders and certain stockholders with special relationships. Upon the expiration of the lock-up period described
below, approximately      Restricted Shares will be eligible for sale in the
public market subject to certain restrictions under Rule 144.

  As of October 15, 1997, a total of 352,833 shares were reserved for issuance under the Company's stock option plans, 190,040 of which were subject to outstanding options as of such date. The Company intends to register under the Securities Act within 90 days after consummation of the Offering all shares reserved for issuance upon exercise of options outstanding under such plans. Other than shares and options to purchase shares subject to the lock-up agreements, shares registered under the Securities Act will be freely transferable upon issuance unless acquired by affiliates of the Company.

  Subject to certain exceptions, the Company, all of the Company's executive officers and directors, the Selling Stockholders and all other stockholders and optionholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. See "Underwriters."

  Prior to the Offering, there was no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of shares of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock following the Offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and could impair the Company's ability to raise capital through an Offering of its equity securities.

REGISTRATION RIGHTS

  Pursuant to the 1996 Registration Rights Agreement, the TA Investors and the stockholders and optionholders of the Company received (i) certain demand registration rights that will be exercisable upon consummation of the Offering, subject to certain limitations; (ii) certain demand registration rights that can be exercised at any time once the Company becomes eligible to register securities on Form S-3 under the Securities Act, subject to certain limitations; and (iii) certain piggyback registration rights with respect to all of the shares covered by the Shareholders' agreement. The parties to the 1996 Registration Rights Agreement agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, pursuant to the About Health Transaction, the About Health Stockholders entered into the About Health Registration Rights Agreement, pursuant to which the About Health Stockholders received a demand registration right covering the 593,517 shares of Common Stock issued to the About Health Stockholders pursuant to the Merger and that will be exercisable at any time 180 days after consummation of the Offering, subject to certain limitations, and certain piggyback registration rights. Upon consummation of the About Health Transaction, the 1996 Registration Rights Agreement was amended to provide that in the event of an underwriter's decision pursuant to a public offering to exclude shares of the Company's registrable securities from sale, the About Health Stockholders would be subject to exclusion from such sales on the same terms as the stockholders and optionholders of the Company and other holders of the Company's registrable securities.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc. and Piper Jaffray Inc. are acting as Representatives (the "Representatives") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
                                                                          OF
                  NAME                                                  SHARES
                  ----                                                 --------
      Morgan Stanley & Co. Incorporated...............................
      Smith Barney Inc................................................
      Piper Jaffray Inc...............................................
                                                                       --------
          Total.......................................................
                                                                       ========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $   a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $   a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an
aggregate of         additional shares of Common Stock at the public offering
price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table. See "Principal and Selling Stockholders."

  At the request of the Company, the Underwriters have reserved for sale, at
the initial offering price, up to                shares offered hereby for
directors, officers, employees, business associates, and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  The Company has submitted an application for approval of its Common Stock for quotation on the Nasdaq National Market under the symbol "PPSX."

  The Company and the Company's directors and executive officers, and all other stockholders and optionholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of shares to the Underwriters pursuant to the Underwriting Agreement, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the consummation of the Offering.

  In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, net revenue, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-revenues ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Chicago, Illinois and for the Selling Stockholders by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and as of and for the nine months ended September 30, 1997, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The financial statements of About Health as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term encompasses all amendments, exhibits and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (address http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Upon consummation of the Offering, the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission in accordance with the Commission's rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities and regional offices of the Commission referred to above.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion therein expressed by independent accountants, and with quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PREFERRED PAYMENTS SYSTEMS, INC. AND SUBSIDIARY
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and
   September 30, 1997.....................................................  F-3
  Consolidated Statements of Income for the Years Ended December 31, 1994,
   1995 and
   1996 and for the Nine Months Ended September 30, 1996 (unaudited) and
   1997...................................................................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1994,
   1995 and 1996 and for the Nine Months Ended September 30, 1997.........  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1994, 1995 and
   1996, and for the Nine Months Ended September 30, 1996 (unaudited) and
   1997...................................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
ABOUT HEALTH, INC.
  Report of Independent Accountants....................................... F-19
  Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997
   (unaudited)............................................................ F-20
  Statements of Operations for the Years Ended December 31, 1994, 1995 and
   1996 and for the Six Months Ended June 30, 1996 (unaudited) and 1997
   (unaudited)............................................................ F-21
  Statements of Stockholders' Equity for the Years Ended December 31,
   1994, 1995 and 1996 and for the Six Months Ended June 30, 1997
   (unaudited)............................................................ F-22
  Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
   1996 and for the Six Months Ended June 30, 1996 (unaudited) and 1997
   (unaudited)............................................................ F-23
  Notes to Financial Statements........................................... F-24

  After the stock split and the increase in authorized shares discussed in
Note 11 to the PREFERRED PAYMENT SYSTEMS, INC. and Subsidiary Consolidated Financial Statements are effective, we expect to be in a position to render the following report.

                                          Arthur Andersen LLP

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Preferred Payments Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of PREFERRED PAYMENT SYSTEMS, INC. (a Delaware corporation) and Subsidiary as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Payment Systems, Inc. and Subsidiary as of December 31, 1995 and 1996 and September 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

November 21, 1997
Chicago, Illinois

                 PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                           AS OF DECEMBER 31,         AS OF
                                         -----------------------  SEPTEMBER 30,
                 ASSETS                     1995        1996          1997
                 ------                  ---------- ------------  -------------
Current assets:
  Cash and cash equivalents............. $  634,537   $2,164,528    $1,260,730
  Accounts receivable, less allowance
   for doubtful accounts of $100,000,
   $50,000 and $283,129 for 1995, 1996
   and 1997, respectively...............  4,067,064    3,597,958     8,021,639
                                         ---------- ------------  ------------
    Total current assets................  4,701,601    5,762,486     9,282,369
                                         ---------- ------------  ------------
Property and equipment, net.............    792,363    1,290,650     1,398,985
                                         ---------- ------------  ------------
Other assets:
  Deferred financing costs, net.........        --     1,167,995     1,672,149
  Goodwill, net.........................     78,884       72,836    26,750,843
  Other.................................     32,034        2,935        43,925
                                         ---------- ------------  ------------
    Total other assets..................    110,918    1,243,766    28,466,917
                                         ---------- ------------  ------------
    Total assets........................ $5,604,882   $8,296,902   $39,148,271
                                         ========== ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------
Current liabilities:
  Current maturities of long-term debt.. $      --  $  3,125,000  $  7,000,000
  Accounts payable......................    319,518      547,039       642,707
  Accrued expenses......................    576,460      628,103       967,207
  Commissions payable...................  1,571,780      970,515     1,792,104
  Interest payable......................        --       524,067       207,168
                                         ---------- ------------  ------------
    Total current liabilities...........  2,467,758    5,794,724    10,609,186
                                         ---------- ------------  ------------
Long-term interest payable..............        --       100,273       325,476
                                         ---------- ------------  ------------
Long-term debt:
  Line of credit........................        --       500,000       500,000
  Term loan.............................        --    15,875,000    36,250,000
  Convertible Subordinated Notes........        --    10,000,000    10,000,000
  Accretion to redemption value.........        --           --      1,226,219
  Subordinated notes....................        --     7,000,000     7,000,000
                                         ---------- ------------  ------------
    Total long term debt................        --    33,375,000    54,976,219
                                         ---------- ------------  ------------
    Total liabilities...................  2,467,758   39,269,997    65,910,881
                                         ---------- ------------  ------------
Commitments and contingencies...........
Stockholders' equity (deficit)
  Preferred stock, 1,000,000 shares
   authorized; 0 shares issued and
   outstanding during the years.........        --           --            --
  Common stock, $.01 par value, voting,
   10,000,000 shares authorized;
   1,186,631 and 1,210,214 shares issued
   and outstanding in 1996 and 1997,
   respectively.........................        --        11,866        12,102
  Common stock, class A, no par value,
   9,500,000 shares authorized in 1995;
   1,146,000 shares issued and
   outstanding in 1995..................      1,146          --            --
  Common stock, class B, no par value,
   500,000 shares authorized in 1995;
   24,531 shares issued and outstanding
   in 1995..............................     95,200          --            --
  Additional paid-in capital............        --       127,968     3,263,765
  Retained earnings (deficit)...........  3,040,778  (31,112,929)  (30,038,477)
                                         ---------- ------------  ------------
    Total stockholders' equity
     (deficit)..........................  3,137,124  (30,973,095)  (26,762,610)
                                         ---------- ------------  ------------
    Total liabilities and stockholders'
     equity (deficit)................... $5,604,882 $  8,296,902  $ 39,148,271
                                         ========== ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                 PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      NINE MONTHS
                               YEARS ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                          ------------------------------------- -----------------------
                             1994         1995         1996        1996        1997
                          -----------  -----------  ----------- ----------- -----------
                                                                (UNAUDITED)
Net revenue.............  $16,702,284  $22,313,762  $22,995,806 $17,355,873 $23,855,798
Direct costs............    5,943,180    7,768,670    6,335,990   4,893,170   6,194,665
                          -----------  -----------  ----------- ----------- -----------
  Gross profit..........   10,759,104   14,545,092   16,659,816  12,462,703  17,661,133
Selling, general and
 administrative expense.    5,222,878    7,652,559    8,287,138   6,157,806   8,409,615
Depreciation and
 amortization...........      122,114      187,205      386,710     245,736     513,438
                          -----------  -----------  ----------- ----------- -----------
  Income from
   operations...........    5,414,112    6,705,328    7,985,968   6,059,161   8,738,080
Interest (income)
 expense................       (7,810)     (46,895)     909,515     239,645   2,517,267
                          -----------  -----------  ----------- ----------- -----------
  Income before taxes...    5,421,922    6,752,223    7,076,453   5,819,516   6,220,813
Provision for state
 replacement taxes......      274,000      138,020      171,463     125,728     160,193
                          -----------  -----------  ----------- ----------- -----------
Net income..............  $ 5,147,922  $ 6,614,203  $ 6,904,990 $ 5,693,788 $ 6,060,620
                          ===========  ===========  =========== =========== ===========
Accretion to redemption
 value..................                                                     (1,226,219)
                                                                            -----------
Net income available to
 common stockholders....                                                     $4,834,401
                                                                            ===========
Supplemental pro forma
 information
 (unaudited):
  Net income (Note 3)...                             $4,296,705  $3,529,835  $3,846,862
                                                    =========== =========== ===========
  Net income per share
   (Note 3).............                                  $1.59       $1.31       $1.37
                                                    =========== =========== ===========
  Weighted average
   number of shares
   outstanding .........                              2,699,511   2,696,624   2,800,158


  The accompanying notes are an integral part of these consolidated financial statements.

                 PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                             COMMON STOCK ISSUED
                              (NUMBER OF SHARES)               AMOUNT($)                                        TOTAL
                         -----------------------------  -------------------------  ADDITIONAL   RETAINED    STOCKHOLDERS'
                          COMMON                        COMMON                      PAID-IN     EARNINGS       EQUITY
                           STOCK    CLASS A    CLASS B   STOCK  CLASS A  CLASS B    CAPITAL    (DEFICIT)      (DEFICIT)
                         --------- ----------  -------  ------- -------  --------  ---------- ------------  -------------
Balance at December 31,
 1993..................        --   1,126,000   22,864  $   --  $ 1,126  $ 88,712  $      --  $  1,131,778  $  1,221,616
 Net income............        --         --       --       --      --        --          --     5,147,922     5,147,922
 Distributions to
  stockholders.........        --         --       --       --      --        --          --    (3,715,299)   (3,715,299)
                         --------- ----------  -------  ------- -------  --------  ---------- ------------  ------------
Balance at December 31,
 1994..................        --   1,126,000   22,864      --    1,126    88,712         --     2,564,401     2,654,239
 Issuance of common
  stock................        --      20,000    1,667      --       20     6,488                      --          6,508
 Net income............        --         --       --       --      --        --          --     6,614,203     6,614,203
 Distributions to
  stockholders.........        --         --       --       --      --        --          --    (6,137,826)   (6,137,826)
                         --------- ----------  -------  ------- -------  --------  ---------- ------------  ------------
Balance at December 31,
 1995..................        --   1,146,000   24,531      --    1,146    95,200         --     3,040,778     3,137,124
 1996 Transaction......  1,170,531 (1,146,000) (24,531)  11,705  (1,146)  (95,200)     84,641          --            --
 Issuance of common
  stock................     16,100        --       --       161     --        --       43,327          --         43,488
 Net income............        --         --       --       --      --        --          --     6,904,990     6,904,990
 Distributions to
  stockholders.........        --         --       --       --      --        --          --   (41,058,697)  (41,058,697)
                         --------- ----------  -------  ------- -------  --------  ---------- ------------  ------------
Balance at December 31,
 1996..................  1,186,631        --       --    11,866     --        --      127,968  (31,112,929)  (30,973,095)
 Issuance of common
  stock................     23,583        --       --       236     --        --       49,509          --         49,745
 Issuance of equity....        --         --       --       --      --        --    3,086,288          --      3,086,288
 Accretion to
  redemption value.....        --         --       --       --      --        --          --    (1,226,219)   (1,226,219)
 Net income............        --         --       --       --      --        --          --     6,060,620     6,060,620
 Distributions to
  stockholders.........        --         --       --       --      --        --          --    (3,759,949)   (3,759,949)
                         --------- ----------  -------  ------- -------  --------  ---------- ------------  ------------
Balance at September
 30, 1997..............  1,210,214        --       --   $12,102 $   --   $    --   $3,263,765 $(30,038,477) $(26,762,610)
                         ========= ==========  =======  ======= =======  ========  ========== ============  ============


  The accompanying notes are an integral part of these consolidated financial statements.

                PREFERRED PAYMENTS SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         NINE MONTHS
                                YEARS ENDED DECEMBER 31,             ENDED SEPTEMBER 30,
                          --------------------------------------  --------------------------
                             1994         1995          1996          1996          1997
                          -----------  -----------  ------------  ------------  ------------
                                                                  (UNAUDITED)
Cash flows from
 operating activities:
 Net income.............  $ 5,147,922  $ 6,614,203  $  6,904,990  $  5,693,788  $  6,060,620
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
   Depreciation and
    amortization........      122,114      187,205       386,710       245,736       513,438
   Loss recorded on
    property and
    equipment...........          --           --            --            --        164,856
   Changes in assets and
    liabilities:
     Accounts
      receivable........   (2,399,299)    (130,133)      469,106       134,615    (2,366,471)
     Accounts payable...      118,693      120,159       227,521       554,483       256,406
     Accrued expenses...      214,942     (256,485)       51,643      (174,600)     (205,731)
     Commissions
      payable...........    1,151,113     (418,711)     (601,265)     (458,730)      824,538
     Interest payable...          --           --        624,340           --        225,203
                          -----------  -----------  ------------  ------------  ------------
      Net cash provided
       by operating
       activities.......    4,355,485    6,116,238     8,063,045     5,995,292     5,472,859
Cash flows from
 investing activities:
 Purchase of property
  and equipment.........     (365,539)    (347,312)     (820,973)     (480,074)     (282,156)
 Cash paid in About
  Health Transaction,
  net...................          --           --            --            --    (26,000,412)
 Change in other assets.          --       (24,287)       28,900       (36,352)      (37,635)
                          -----------  -----------  ------------  ------------  ------------
      Net cash used in
       investing
       activities.......     (365,539)    (371,599)     (792,073)     (516,426)  (26,320,203)
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt.....     (500,000)         --     37,500,000    37,500,000    26,489,243
 Payments on long-term
  debt..................          --           --     (1,000,000)          --     (2,239,243)
 Distributions to
  stockholders..........   (3,715,299)  (6,137,826)  (41,058,697)  (40,458,978)   (3,759,949)
 Issuance of common
  stock.................          --         6,508        43,488         1,032        49,745
 Deferred financing
  costs.................          --           --     (1,225,772)   (1,270,607)     (596,250)
                          -----------  -----------  ------------  ------------  ------------
      Net cash (used in)
       provided by
       financing
       activities.......   (4,215,299)  (6,131,318)   (5,740,981)   (4,228,553)   19,943,546
Net (decrease) increase
 in cash and cash
 equivalents............     (225,353)    (386,679)    1,529,991     1,250,313      (903,798)
Cash and cash
 equivalents at
 beginning of the
 period.................    1,246,569    1,021,216       634,537       634,537     2,164,528
                          -----------  -----------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 the period.............  $ 1,021,216  $   634,537  $  2,164,528  $  1,884,850  $  1,260,730
                          ===========  ===========  ============  ============  ============
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  period:
   Interest.............      $   451     $ 22,734      $301,044      $    --     $2,482,645
   Taxes................       13,253      225,445       120,296       161,866       257,513
Supplemental disclosure
 of non-cash
 transactions:
 Issuance of equity in
  connection with About
  Health Transaction....                                                           3,086,288


  The accompanying notes are an integral part of these consolidated financial statements.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION AS OF THE NINE MONTHS ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

  Preferred Payment Systems, Inc. and Subsidiary ("the Company" or "PPS") was incorporated in August 1996 as the successor to an Illinois corporation organized in July 1990. PPS is a leading nationwide provider of specialized cost containment and outsourcing services for healthcare payors. Through its comprehensive portfolio of services, the Company reduces for its clients costs ordinarily payable on medical bills submitted by healthcare providers and the administrative expense associated with reviewing and processing medical bills. The Company's clients include indemnity health insurers, HMOs and other managed care organizations, third-party administrators, reinsurers, large self-insured employers, Blue Cross and Blue Shield organizations and Taft-Hartley funds.

2. CERTAIN TRANSACTIONS

 1996 Transaction

  On August 31, 1996, the Company completed a series of transactions involving funds managed by TA Associates, Inc., a private equity firm based in Boston, Massachusetts (collectively, the "TA Investors"), and senior officers of the Company (the "1996 Transaction"). In connection with the 1996 Transaction, TA Investors invested $17.0 million to acquire $10.0 million in Convertible Subordinated Notes of the Company (the "Convertible Subordinated Notes") pursuant to a Convertible Note Purchase Agreement (the "Convertible Note Purchase Agreement") and $7.0 million of Subordinated Notes of the Company (the "Subordinated Notes") pursuant to a Subordinated Loan Agreement (the "Subordinated Loan Agreement"). Each $1,000 principal amount of Convertible Subordinated Notes is convertible into one share of the Company's Redeemable Preferred Stock and one share of the Company's Convertible Preferred Stock. In connection with the 1996 Transaction, the Company also incurred $20.5 million of indebtedness under a senior credit facility from a bank (the "1996 Credit Facility"). The specific terms of these loans are described more fully in Note
5. The Company in turn used the net proceeds from these financing transactions to make distributions to its stockholders in an aggregate amount of approximately $36.0 million and to purchase outstanding options for approximately $430,000.

 About Health Transaction

  On July 31, 1997, the Company and About Health, Inc. ("About Health") formed Preferred Payment Systems, LLC (the "Operating Company") for the purpose of combining their businesses (the "About Health Transaction"). In connection with the About Health Transaction, the Company contributed all of its assets to the Operating Company in exchange for 10,000 Class A Preferred Units and 1,405,754 common units in the Operating Company and the assumption by the Operating Company of substantially all the liabilities of the Company other than the Convertible Subordinated Notes. About Health contributed substantially all of its assets to the Operating Company in exchange for $25.8 million in cash, 593,517 common units (valued at $5.20 per share) in the Operating Company and the assumption by the Operating Company of substantially all of the liabilities of About Health. In connection with the About Health Transaction, the Company amended and restated the 1996 Credit Facility (as so amended and restated, the "1997 Credit Facility") to increase the amount available for borrowing by approximately $26.5 million. The additional funds borrowed under the 1997 Credit Facility were used to finance the $25.8 million cash payment to the About Health shareholders and the fees associated with the About Health Transaction and the amendment of the 1996 Credit Facility. On a fully diluted basis, the Company owned 80% of the Operating Company plus a security redeemable for $5 million. Profits, losses, and cash distributions of the Operating Company were generally allocated 80% to the Company and 20% to About Health.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

  Effective October 31, 1997, About Health was merged into the Company (the "Merger") and all shares of About Health held by the stockholders were exchanged for an aggregate of 593,517 shares of Common Stock of the Company. As a result of the Merger, all of the ownership interests in the Operating Company are held directly by the Company and the Operating Company is a wholly-owned subsidiary of the Company. The transaction was treated as a purchase and the shares of Common Stock issued were valued at $11.20 per share.

  The About Health Transaction has been accounted for using the purchase method. The purchase price of $29.1 million was allocated to the fair value of the tangible assets acquired as follows:

      Accounts receivable........................................... $2,416,511
      Other assets..................................................      3,228
      Property, plant and equipment.................................    189,946
      Accounts payable and accrued expenses.........................   (423,274)
                                                                     ----------
                                                                     $2,186,411
                                                                     ==========

  The excess of the purchase price over the net assets acquired of $26.9 million has been recorded as goodwill and is being amortized on a straight-line basis over thirty years. Subsequent to September 30, 1997, additional goodwill of approximately $6.6 million was recorded in connection with the Merger (see Note 11).

  The following unaudited pro forma results of operations data for fiscal 1995 and 1996, and the nine months ended September 30, 1997, assumes that the About Health Transaction and the Merger of About Health into PPS occurred as of January 1, 1995 (in thousands, except per share amounts):

                                                YEAR ENDED     NINE MONTHS
                                               DECEMBER 31,       ENDED
                                              --------------- SEPTEMBER 30,
                                               1995    1996       1997
                                              ------- ------- ------------- ---
      Net revenue............................ $25,394 $33,130    $32,755
      Net income before accretion............ $ 2,783 $ 5,387    $ 4,716
                                              ======= =======    =======
      Net income per common share before
       accretion.............................   $1.63   $1.93      $1.63
                                              ======= =======    =======

  The pro forma results assume that the Company was treated as a Subchapter C corporation as of the beginning of 1995.

3. SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The financial statements consolidate the accounts of PPS and the 80%-owned Operating Company. Because the Operating Company has a net deficit at September 30, 1997, no minority interest is reflected on the Company's balance sheet or statement of income. All intercompany items and transactions have been eliminated.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash in banks and overnight securities.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

 Trade Receivables

  The following summarizes trade receivables allowance activity for the years ended 1995 and 1996, and for the nine months ended September 30, 1997:

                                                                      AMOUNT
                                                                    -----------
      December 31, 1994............................................ $   546,000
        Increase to operating expense..............................   1,029,373
        Charge to allowance........................................  (1,475,373)
                                                                    -----------
      December 31, 1995............................................     100,000
        Increase to operating expense..............................     275,000
        Charge to allowance........................................    (325,000)
                                                                    -----------
      December 31, 1996............................................      50,000
        Increase to operating expense..............................     475,000
        Charge to allowance........................................    (241,871)
                                                                    -----------
      September 30, 1997........................................... $   283,129
                                                                    ===========

 Revenue Recognition

  The majority of the Company's revenues are based on a percentage of the price reductions realized by its clients as a result of its services. The Company recognizes revenue upon completion of its services. In some cases, the initial repricing may become subject to further negotiation with the healthcare provider, or it may be updated due to additional information being provided. Revenue is adjusted through the issuance of credit memos should the final disposition of the bill differ from the initial analysis. The Company provides for its estimate of any future adjustments when the revenue is initially recorded.

 Supplemental Pro Forma Information (unaudited)

  The accompanying unaudited supplemental pro forma information presented on the Consolidated Statements of Income reflects the following pro forma adjustments for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997: (i) the elimination of interest expense resulting from the conversion of the Convertible Preferred Stock into Common Stock, which will occur upon consummation of the Offering, and (ii) a provision for federal and state income taxes as if the Company had been a Subchapter C corporation.

  For the nine months ended September 30, 1997, an additional pro forma adjustment is reflected to eliminate the accretion to redemption value, as a result of the cancellation of the put right effective as of September 30, 1997.

  The following unaudited table reconciles net income available to common stockholders with supplemental pro forma income:

                                    YEAR ENDED      NINE MONTHS ENDED
                                   DECEMBER 31,       SEPTEMBER 30,
                                   ------------  ------------------------
                                       1996         1996           1997
                                   ------------  -----------  ----------------
      Net income available to
       common stockholders........ $ 6,904,990   $ 5,693,788  $ 4,834,401
      Elimination of interest
       expense....................      84,722        63,542      190,625
      Elimination of accretion....         --            --     1,226,219
      Income tax provision........  (2,693,007)   (2,227,495)  (2,404,383)
                                   -----------   -----------  -----------
      Supplemental pro forma net
       income..................... $ 4,296,705   $ 3,529,835  $ 3,846,862
                                   ===========   ===========  ===========

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

 Property and Equipment

  Property and equipment have been recorded at their cost. For both financial and tax reporting purposes, depreciation is computed using the straight-line and declining balance methods. At December 31, 1995, December 31, 1996, and September 30, 1997 property and equipment along with the corresponding useful lives consisted of the following:

                               DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
         ASSET DESCRIPTION         1995         1996         1997          LIFE
         -----------------     ------------ ------------ ------------- -------------
      Computer equipment......  $  818,695   $1,294,980   $1,505,445      5 years
      Office equipment........     160,481      296,195      334,873   5 to 7 years
      Furniture and fixtures..     197,972      255,166      339,784      7 years
                                                                       Length of the
      Leasehold improvements..      24,111      175,891      211,592       Lease
                                ----------   ----------   ----------
      Total property and
       equipment..............   1,201,259    2,022,232    2,391,694
      Less accumulated
       depreciation...........     408,896      731,582      992,709
                                ----------   ----------   ----------
      Total property and
       equipment, net.........  $  792,363   $1,290,650   $1,398,985
                                ==========   ==========   ==========

 Deferred Financing Costs

  As a result of the financing that was obtained in connection with the 1996 Transaction and the About Health Transaction, the Company incurred financing fees of $1,225,772 and $596,250, respectively, which are being amortized over the terms of the related loans. For the year ended December 31, 1996 and for the nine months ended September 30, 1997, amortization totaled approximately $58,000 and $150,000, respectively.

 Goodwill

  The cost of acquired businesses in excess of the fair value of identifiable net assets acquired has been recorded as goodwill and is being amortized over thirty years on a straight-line basis.

  The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. To date, no such events or changes in circumstances have occurred. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the acquired business are less than the carrying value of the related goodwill. The impairment loss in such instances would adjust the goodwill to its fair value.

 Concentration of Credit Risk/Significant Clients

  Concentration of credit risk is limited to trade accounts receivable and is subject to the financial condition of certain major clients, including insurance companies and large corporations. The Company does not require collateral or other security to support clients' receivables. The Company conducts periodic reviews of its clients' financial condition and vendor payment practices to minimize collection risks on trade accounts receivables.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

  As shown in the following table, the Company had two clients which each accounted for more than 10 percent of the Company's net revenue for the years ended 1994, 1995 and 1996, and the nine months ended September 30, 1996 and one customer which accounted for more than 10 percent of the Company's net revenue for the nine months ended September 30, 1997:

                                                                    FOR THE
                                                FOR THE YEAR      NINE MONTHS
                                               ENDED DECEMBER        ENDED
                                                    31,          SEPTEMBER 30,
                                               ----------------  --------------
                                               1994  1995  1996   1996    1997
                                               ----  ----  ----  ------  ------
      Customer A.............................. 16.4% 23.9% 15.9%   16.8%   13.7%
      Customer B.............................. 10.9  14.3  12.5    13.0    10.8
                                               ----  ----  ----  ------  ------
                                               27.3% 38.2% 28.4%   29.8%   24.5%
                                               ====  ====  ====  ======  ======

 Fair Value of Financial Instruments

  The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of the items. The carrying values of the line of credit and the term loan approximate their fair value primarily due to the floating interest rates associated with the debt instruments. Although the interest rate on the Subordinated Notes is fixed, the carrying value reasonably approximates the fair value at both December 31, 1996 and September 30, 1997. The conversion, redemption and put rights associated with the Convertible Subordinated Notes are features that affect the fair value of the debt instrument. However, at December 31, 1996, mainly because only a short time had elapsed since the Company had issued the Convertible Subordinated Notes, the carrying value reasonably approximated the fair value. At September 30, 1997, the approximate fair value of the Convertible Subordinated Notes is $15.7 million.

 Accretion to Redemption Value of the Convertible Preferred Stock

  As more fully discussed in Note 5, the holders of the Convertible Subordinated Notes have the right to convert into Redeemable Preferred Stock and Convertible Preferred Stock. The Convertible Preferred Stock is convertible into an aggregate of 968,316 shares of Common Stock of the Company. The holders have a put right associated with these shares, which can be exercised in 2003 and 2004. Accretion to redemption value represents straight-line accretion to the redemption dates from the date of the 1996 Transaction through September 30, 1997. This put right was cancelled effective September 30, 1997.

 Supplemental Pro Forma Net Income Per Share

  Supplemental pro forma net income per share is computed based upon the weighted average number of common and common equivalent shares outstanding. Any common stock options issued during the one year preceding the initial public offering filing with an exercise price below the estimated initial public offering price have been included as outstanding shares for all periods presented reduced by the number of shares which could be purchased with proceeds from the exercise of the options.

  In order to reflect the application of the net proceeds of the Offering to reduce outstanding indebtedness, supplemental pro forma as adjusted net income per share for the year ended December 31, 1996 and for the nine months ended
September 30, 1997 would be $      and $      respectively, computed based
upon (i) supplemental pro forma income adjusted for the reduction in interest expense (net of tax benefit) resulting from such application of net proceeds and (ii) the supplemental pro forma weighted average number of shares of Common Stock outstanding adjusted to reflect the sale by the Company of
approximately       shares of Common Stock in the Offering resulting in net
proceeds sufficient to pay such indebtedness.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

 Unaudited Interim Financial Data

  In management's opinion, the unaudited financial statements for the nine months ended September 30, 1996 are presented on a basis consistent with the audited financial statements, and all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the operating results have been reflected. The results of operations for interim periods are not necessarily indicative of operations for the full fiscal year.

 Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. These estimates include certain allowances, reserves and accruals, as well as estimates of the useful lives of property and equipment and goodwill, among others. Actual results could differ from those estimates.

4. NEW ACCOUNTING PRONOUNCEMENTS

 Earnings per Share

  In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 128 ("SFAS No. 128"), addressing earnings per share. SFAS No. 128 changed the methodology of calculating earnings per share and renamed the two calculations, basic earnings per share (currently primary) and diluted earnings per share (currently fully diluted). The weighted average number of common shares for the basic earnings per common share calculation includes (i) all Common Stock outstanding during each period presented, (ii) all Common Stock options and warrants issued within one year prior to the initial public filing with a price below the estimated initial public offering price, reduced by the number of shares which could be purchased with proceeds from the exercise of the options and warrants, and (iii) the Common Stock that will be issued upon the preferred stock conversion. The weighted average number of common stock shares for the diluted earnings per common share calculation is based on similar assumptions and is adjusted for all other common stock equivalents that were outstanding during each period presented. SFAS No. 128 is effective for reporting periods ending after December 15, 1997. For the year ended December 31, 1996 and the nine months ended September 30, 1997, had the Company calculated supplemental pro forma earnings per share using SFAS No. 128, the basic earnings per share would have been $1.60 and $1.42, respectively, and the diluted earnings per share would have been $1.59 and $1.37, respectively. The Company will adopt SFAS No. 128 on December 31, 1997.

 Capital Structure

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"), which requires all companies to disclose all relevant information regarding their structure. SFAS No. 129 presentation is required for reporting periods ending after December 15, 1997. Based on the capital structure disclosures presented in the accompanying consolidated financial statements and notes thereto, the Company does not believe that any additional disclosures will be required as a result of adopting this pronouncement.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130. "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting of comprehensive income. This

                 PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDARY pronouncement requires that all items recognized under accounting standards as components of comprehensive income as defined in the pronouncement, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The financial statement presentation required under SFAS No. 130 is effective for all fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in 1998. As of September 30, 1997, the impact of adopting this pronouncement has not been determined.

 Segment Reporting

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which amends the requirements for a public enterprise to report financial and descriptive information about its reportable segments. Operating segments, as defined in the pronouncement are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The disclosures required by SFAS No. 131 are effective for all fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in 1998. As of September 30, 1997, the impact of this pronouncement has not been determined.

5. DEBT

  In August 1996, the Company entered into the 1996 Credit Facility with a syndicate of two banks, which provided for $25 million of senior debt, $20 million of which was in the form of a term loan and $5 million of which was available pursuant to a line of credit. In connection with the About Health Transaction (see Note 2), the Company entered into an amended and restated credit facility (as so amended and restated, the 1997 Credit Facility) to increase the term loan portion by $26.5 million. The Company is obligated to make quarterly principal and interest payments on the term loan (bearing interest of 7.8% and 8.0% at December 31, 1996 and September 30, 1997, respectively) and quarterly interest payments on the line of credit (bearing interest at 9.0% and 9.25% at December 31, 1996 and September 30, 1997, respectively). The 1997 Credit Facility expires in September 2001. The 1997 Credit Facility also provides for mandatory principal prepayments from the proceeds of certain sales of assets or equity or in the event the Company exceeds specified levels of cash flow. The Company can elect to have interest on its borrowings based either on the prime rate, the federal funds rate, or LIBOR, plus in each case a margin which varies according to the ratio of total debt to EBITDA, as defined. The Company is also obligated to enter into interest rate swaps with an aggregate notional principal amount equal to at least 50% of the outstanding term loan and with a maturity of at least three years to reduce the impact of interest rate fluctuations.

  The Subordinated Notes mature on August 31, 2003 and bear interest at 10% per annum, payable quarterly. Beginning February 2002, the Company is required to make semiannual principal payments on the Subordinated Notes of $1.7 million. Under the Subordinated Loan Agreement, the Company is required to prepay the Subordinated Notes in whole upon a qualifying public offering, sale of the Company, or other change in control, as defined.

  The Convertible Subordinated Notes are convertible at any time by the holder into 10,000 shares of Redeemable Preferred Stock and 10,000 shares of Convertible Preferred Stock. The Convertible Subordinated Notes mature in August 2006, subject to the right of the holders to accelerate the maturity of the Convertible Subordinated Notes upon a public equity offering, a qualifying sale of the Company, or a merger resulting in a change in majority ownership of the Company and subject to the right of the holders to require the Company to redeem 50% of the outstanding principal amount of the Convertible Subordinated Notes on or after August 2003

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY and 100% of the outstanding principal amount of the Convertible Subordinated Notes on or after August 2004. The Convertible Subordinated Notes bear interest at 5%, 2% being payable quarterly and 3% being deferred and payable upon redemption or maturity. The Redeemable Preferred Stock is redeemable for $5 million. The 10,000 shares of Convertible Preferred Stock issuable upon conversion of the Convertible Subordinated Notes are convertible into an aggregate of 968,316 shares of Common Stock. The Convertible Preferred Stock provides for a put right, exercisable no earlier than 2003. This put right was cancelled effective September 30, 1997.

  Long-term debt consists of the following:

                                                         DECEMBER    SEPTEMBER
                                                            31,         30,
                                                           1996        1997
                                                        ----------- -----------
      Line of credit................................... $   500,000 $   500,000
      Term loan........................................  19,000,000  43,250,000
      Convertible Subordinated Notes...................  10,000,000  10,000,000
      Accretion to redemption value....................         --    1,226,219
      Subordinated Notes...............................   7,000,000   7,000,000
                                                        ----------- -----------
                                                         36,500,000  61,976,219
      Less: current maturities.........................   3,125,000   7,000,000
                                                        ----------- -----------
          Total long-term debt......................... $33,375,000 $54,976,219
                                                        =========== ===========

  The scheduled maturity of long-term debt outstanding at September 30, 1997 is as follows:

      Three months ended
       December 31, 1997............................................ $ 1,750,000
      1998..........................................................   7,000,000
      1999..........................................................  10,500,000
      2000..........................................................  12,000,000
      2001..........................................................  12,000,000
      Thereafter....................................................  18,726,219
                                                                     -----------
                                                                     $54,976,219
                                                                     ===========

6. INCOME TAXES

  The Company elected to include its income and expenses with those of its stockholders for federal income tax purposes (Subchapter S corporation tax status). Accordingly, the accompanying consolidated statements of income do not include a provision for federal income taxes. The Subchapter S corporation election will terminate immediately prior to the consummation of the Offering. The Company continues to pay state taxes in certain states in which it conducts business based on its taxable income .

  Upon consummation of the Offering and the effective termination of the Subchapter S corporation election, deferred income taxes will be recorded, resulting in an income tax benefit in the accompanying consolidated statements of income. If the effective date of the Offering had been September 30, 1997, a deferred income tax asset of approximately $551,000 and a deferred income tax liability of approximately $155,000 would have been recorded. Deferred income taxes will be recorded under the asset and liability method of accounting for income taxes which requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

7. COMMITMENTS AND CONTINGENCIES

 Lease Commitments

  The aggregate rental expenses under noncancellable leases was $358,700, $292,095 and $340,619 for the fiscal years ended 1994, 1995 and 1996, respectively, and $255,464 and $412,000, respectively, for the nine months ended September 30, 1996 and September 30, 1997. At September 30, 1997, aggregate future minimum rental commitments (excluding escalation payments and capitalized lease obligations) for all noncancellable leases are $2,604,466, payable as follows:

             Remainder 1997................ $  204,294
             1998..........................  1,044,836
             1999..........................  1,027,675
             2000..........................    318,404
             2001 and thereafter...........      9,257
                                            ----------
                                            $2,604,466
                                            ==========

 Preferred Provider Agreements

  The Company has agreements with certain preferred provider organizations ("PPOs") to market their PPO networks to its customers. As part of the arrangement, the Company provides analysis of the PPO's healthcare provider bills and pays a commission to the applicable PPO on each case analyzed. Commissions payable to the PPOs are recorded as commission expense and included as a direct cost in the accompanying consolidated statements of income at the time that revenue is recorded.

 Employment Agreements

  The Company has employment agreements with certain key members of management. These agreements provide for annual base salaries of $1.0 million in the aggregate. The agreements expire either on August 31, 1998 or July 31, 1999 and are renewable for successive one-year terms, unless terminated by either party.

 Legal Proceedings

  The Company is not involved in any material legal proceedings.

8. EMPLOYEE BENEFIT PLAN

  On January 1, 1993, the Company established a savings plan under the provisions of Section 401(k) of the Internal Revenue Code for eligible employees. Employee contributions may be supplemented by matching Company contributions on a discretionary basis. No Company contributions are required. Beginning in 1995, the Company matched 25% of employee contributions, limited to 7% of gross earnings per employee. The Company's 401(k) contributions were approximately $34,000, $43,000 and $55,000 for fiscal years ended December 31, 1994, 1995 and 1996, respectively, and for the nine months ended September 30, 1996 and September 30, 1997, accrued contributions were $62,837 and $107,518, respectively.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

9. CAPITAL STOCK AGREEMENTS

  The Company, its existing shareholders, the TA Investors and the stockholders of About Health are parties to a Shareholders' Agreement which provides for certain rights of first refusal and co-sale rights in the event that a stockholder receives a bona fide offer to sell his shares. The agreement also provides for pro rata rights to participate in certain sales of additional securities by the Company. The agreement further provides for "bring-along rights" whereby, if specified stockholders determine to sell their shares, the other stockholders are also required to sell their shares. Upon consummation of the Offering, the provisions of the Shareholders' Agreement relating to rights of first refusal, the co-sale rights, the bring-along rights and the participation rights will expire in accordance with their terms. Separate Registration Rights Agreements were entered into in connection with the 1996 Transaction and the About Health Transaction that provide certain stockholders with registration rights with respect to their shares of Common Stock.

10. STOCK OPTION PLANS

  In connection with the 1996 Transaction, the Company canceled all outstanding stock options and terminated all existing stock option plans. In return for the cancellation of outstanding options, the Company made a cash payment to the holders of these options of approximately $430,000, which resulted in a compensation charge of approximately $484,000. Upon the cancellation of the options, the Company adopted the 1996 Replacement Stock Option Plan. The Company reserved 27,833 shares of common stock for grant under this plan. On August 30, 1996, the Company granted options to purchase 27,833 shares to the individuals that held options in the prior plan ("1993 Stock Option Plan") with grant prices ranging between $.30 and $2.58 per share. These options vest between the date of grant and two years.

  As of August 30, 1996, the Company adopted a 1996 Incentive Stock Option Plan for its key employees. The Plan is administered by a committee of the Board of Directors. The plan provides for the issuance of up to 250,000 shares of Common Stock. The exercise price for the incentive stock options may not be less than the fair market value of the underlying Common Stock on the date of grant. The exercise price of incentive stock options granted to a participant that holds more than 10% of the issued and outstanding shares of Common Stock ("Ten Percent Holders") may not be less than 110% of the fair market value of the underlying Common Stock on the date of grant. Nonqualified stock options are not exercisable more than fifteen years after the date of grant. Incentive stock options granted to Ten Percent Holders are not exercisable more than five years after the date of grant. During 1996, the Company granted incentive stock options to purchase 135,500 shares of Common Stock at per share exercise prices ranging from $2.58 to $2.84 per share. Of these options granted, 25,300 options vested immediately on the date of grant and the remaining vest over a four-year period.

  In connection with the About Health Transaction, the Company amended and restated its 1996 Incentive Stock Option Plan to increase the number of shares reserved for issuance to 325,000 shares. During the nine months ended September 30, 1997, the Company granted 76,190 options with a grant price of $5.20 per share, which was fair market value at the date of grant. These options vest ratably over a five-year period.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

  Stock option activity for the Company's stock option plans for the year ended December 31, 1996, and for the nine months ended September 30, 1997, is as follows:

                                                                     WEIGHTED
                                                       EXERCISE      AVERAGE
                                                       PRICE PER  EXERCISE PRICE
                                              SHARES     SHARE      PER SHARE
                                              ------- ----------- --------------
      1996 Incentive Stock Option Plan:
        Year Ended December 31, 1996
          Granted...........................  135,500 $2.58-$2.84     $2.65
          Exercised.........................   14,600   2.58-2.84      2.71
          Canceled..........................      --          --        --
                                              ------- -----------     -----
          Outstanding as of December 31,
           1996.............................  120,900 $2.58-$2.84     $2.64
                                              ======= ===========     =====
        Nine Months Ended September 30, 1997
          Granted...........................   76,190 $      5.20     $5.20
          Exercised.........................   15,750   2.58-2.84      2.66
          Canceled..........................    3,800        2.58      2.58
                                              ------- -----------     -----
          Outstanding as of
           September 30, 1997...............  177,540 $2.58-$5.20     $3.74
                                              ======= ===========     =====
        Options exercisable:
          At December 31, 1996..............   10,700 $2.58-$2.84     $2.58
                                              ======= ===========     =====
          At September 30, 1997.............   19,400 $2.58-$2.84     $2.73
                                              ======= ===========     =====
      1996 Replacement Stock Option Plan:
        Year Ended December 31, 1996
          Granted...........................   27,833 $0.30-$2.58     $1.03
          Exercised.........................    1,500        2.58      2.58
          Canceled..........................      --          --        --
                                              ------- -----------     -----
          Outstanding as of December 31,
           1996.............................   26,333 $0.30-$2.58     $1.23
                                              ======= ===========     =====
        Nine Months Ended September 30, 1997
          Granted...........................      --          --        --
          Exercised.........................    7,833 $0.30-$2.58     $1.00
          Canceled..........................      500        1.30      1.30
                                              ------- -----------     -----
          Outstanding as of
           September 30, 1997...............   18,000 $0.30-$2.58     $0.92
                                              ======= ===========     =====
        Options exercisable:
          At December 31, 1996..............   11,667 $0.30-$2.58     $0.30
                                              ======= ===========     =====
          At September 30, 1997.............   11,750 $0.30-$2.58     $0.56
                                              ======= ===========     =====

  The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model, assuming, among other things, no dividend yield, a risk free rate of 7.09%, a volatility factor of 60% and an expected life of ten years. The weighted average fair value of options granted under the Company's stock option plans for the fiscal year ended December 31, 1996 and for the nine months ended September 30, 1997 was $1.41 and $2.21 per share, respectively. Each option expires ten years after the date of grant. The weighted average remaining term of all outstanding options was 9.4 years as of September 30, 1997.

                PREFERRED PAYMENT SYSTEMS, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


  The Company has adopted the disclosure-only provision of Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). Accordingly, no compensation expense has been recognized for the stock option plans. Consistent with the provisions of SFAS No. 123, had compensation expense for the Company's stock plans been determined based upon the fair value at the grant date, the Company's pro forma net income and pro forma net income per share would have been approximately $4.3 million and $1.58, respectively, for the fiscal year ended December 31, 1996 and $3.8 million and $1.36, respectively, and for the nine months ended September 30, 1997.

11. SUBSEQUENT EVENTS

 Merger of About Health into PPS

  Effective October 31, 1997, About Health merged into the Company, by exchanging all of its outstanding common shares for an aggregate of 593,517 shares of Common Stock of the Company. The transaction will be accounted for using the purchase method of accounting. The total purchase price associated with the Merger was approximately $6.6 million, which will be recorded as goodwill and amortized on a straight-line basis over thirty years. In connection with the Merger, the Operating Company became a wholly-owned subsidiary of the Company.

 Proposed Initial Public Offering

  On           , the Company filed a Registration Statement with regard to the
Offering, pursuant to which the Company intends to sell to the public shares of Common Stock. The Company proposes to use substantially all of the net proceeds to repay amounts outstanding under the 1997 Credit Facility, to repay borrowings obtained from the TA Investors as part of the 1996 Transaction and to redeem the Redeemable Preferred Stock issued in connection with the 1996 Transaction.

  Immediately prior to consummation of the Offering, all outstanding Convertible Subordinated Notes will be converted into Redeemable Preferred Stock and Convertible Preferred Stock. Upon consummation of the Offering, the Convertible Preferred Stock will automatically convert into 968,316 shares of Common Stock and the Redeemable Preferred Stock will be redeemed for $5.0 million using a portion of the net proceeds from the sale of Common Stock.

 Stock Split

  On           , the Company effected a   -for-one stock split of Common Stock
and increased the number of authorized shares of Common Stock to shares. The accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of About Health, Inc.

  We have audited the accompanying balance sheets of About Health, Inc. (the "About Health") as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the About Health's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As indicated in Note 9 to the financial statements, About Health contributed substantially all of its assets to Preferred Payment Systems, LLC (the "Operating Company") in exchange for cash, common units of the Operating Company and other consideration.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of About Health, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Rockville, Maryland
June 26, 1997, except for Note 9, for which the date is July 31, 1997

                               ABOUT HEALTH, INC.

                                 BALANCE SHEETS

                                                AS OF DECEMBER 31,     AS OF
                                                -------------------  JUNE 30,
                    ASSETS                        1995      1996       1997
                    ------                      -------- ---------- -----------
                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents.................... $185,278 $  609,573 $1,144,314
  Trade accounts receivable, net...............  725,957  2,264,388  2,231,511
  Other current assets.........................    1,522     11,037     11,147
                                                -------- ---------- ----------
    Total current assets.......................  912,757  2,884,998  3,386,972
  Property and equipment, net..................   41,753    180,487    193,370
                                                -------- ---------- ----------
    Total assets............................... $954,510 $3,065,485 $3,580,342
                                                ======== ========== ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Current liabilities:
  Accounts payable............................. $ 32,751 $   44,370 $   64,746
  Accrued compensation and benefits............   51,799    467,822    661,222
                                                -------- ---------- ----------
    Total liabilities..........................   84,550    512,192    725,968
                                                -------- ---------- ----------
Commitments and contingencies
Stockholders' equity:
  Common stock, $1 par value, 1,000 shares
   authorized; 100 shares issued and
   outstanding.................................      100        100        100
  Additional paid-in capital...................    1,890      1,890      1,890
  Retained earnings............................  867,970  2,551,303  2,852,384
                                                -------- ---------- ----------
    Total stockholders' equity.................  869,960  2,553,293  2,854,374
                                                -------- ---------- ----------
    Total liabilities and stockholders' equity. $954,510 $3,065,485 $3,580,342
                                                ======== ========== ==========


   The accompanying notes are an integral part of these financial statements.

                              ABOUT HEALTH, INC.

                           STATEMENTS OF OPERATIONS

                                                                SIX MONTHS
                             YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
                         --------------------------------- ---------------------
                            1994       1995       1996        1996       1997
                         ---------- ---------- ----------- ---------- ----------
                                                                (UNAUDITED)
Revenue................. $1,522,564 $3,079,799 $10,133,664 $3,703,392 $7,277,758
Operating expenses:
  Direct contract
   expense..............    722,389    930,973   2,908,348  1,114,518  1,763,988
  Selling, general and
   administrative.......    181,453    967,458   1,769,737    609,276  2,005,838
  Depreciation and
   amortization.........      5,459      8,062      21,776      7,504     20,572
                         ---------- ---------- ----------- ---------- ----------
    Total operating
     expenses...........    909,301  1,906,493   4,699,861  1,731,298  3,790,398
                         ---------- ---------- ----------- ---------- ----------
Income from operations..    613,263  1,173,306   5,433,803  1,972,094  3,487,360
                         ---------- ---------- ----------- ---------- ----------
Other income:
  Interest income.......      2,826      4,695      29,638     11,635     21,521
  Other income..........      4,405      3,094      19,892     12,174        --
                         ---------- ---------- ----------- ---------- ----------
    Total other income..      7,231      7,789      49,530     23,809     21,521
                         ---------- ---------- ----------- ---------- ----------
Net income.............. $  620,494 $1,181,095 $ 5,483,333 $1,995,903 $3,508,881
                         ========== ========== =========== ========== ==========


  The accompanying notes are an integral part of these financial statements.

                               ABOUT HEALTH, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK
                             $1 PAR VALUE  ADDITIONAL
                             -------------  PAID-IN    RETAINED
                             SHARES AMOUNT  CAPITAL    EARNINGS       TOTAL
                             ------ ------ ---------- -----------  -----------
Balance, December 31, 1993
 (unaudited)................  100    $100    $1,890   $   271,381  $   273,371
  Net income................   --      --        --       620,494      620,494
  Distributions to owners...   --      --        --      (505,000)    (505,000)
                              ---    ----    ------   -----------  -----------
Balance, December 31, 1994..  100     100     1,890       386,875      388,865
  Net income................   --      --        --     1,181,095    1,181,095
  Distributions to owners...   --      --        --      (700,000)    (700,000)
                              ---    ----    ------   -----------  -----------
Balance, December 31, 1995..  100     100     1,890       867,970      869,960
  Net income................   --      --        --     5,483,333    5,483,333
  Distributions to owners...   --      --        --    (3,800,000)  (3,800,000)
                              ---    ----    ------   -----------  -----------
Balance, December 31, 1996..  100     100     1,890     2,551,303    2,553,293
  Net income (unaudited)....   --      --        --     3,508,881    3,508,881
  Distributions to owners
   (unaudited)..............   --      --        --    (3,207,800)  (3,207,800)
                              ---    ----    ------   -----------  -----------
Balance, June 30, 1997
 (unaudited)................  100    $100    $1,890   $ 2,852,384  $ 2,854,374
                              ===    ====    ======   ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                               ABOUT HEALTH, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS
                             YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                         ----------------------------------  ------------------------
                           1994        1995        1996         1996         1997
                         ---------  ----------  -----------  -----------  -----------
Operating activities:
  Net income............ $ 620,494  $1,181,095  $ 5,483,333  $ 1,995,903  $ 3,508,881
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
    Depreciation and
     amortization.......     5,459       8,062       21,776        7,504       20,572
    Provision for bad
     debt...............    30,451      61,596      304,010      111,110      344,358
    Changes in assets
     and liabilities
     resulting in
     increase
     (decreases)
     in cash:
      Accounts
       receivable.......  (236,720)   (465,850)  (1,842,441)    (499,688)    (311,481)
      Other current
       assets...........       --       (1,522)      (9,515)        (364)        (135)
      Accounts payable..     3,362      24,218       11,619       33,397       20,376
      Accrued expenses..   (20,728)     (9,725)     416,023      347,008      193,400
                         ---------  ----------  -----------  -----------  -----------
        Net cash
         provided by
         operating
         activities.....   402,318     797,874    4,384,805    1,994,870    3,775,971
                         ---------  ----------  -----------  -----------  -----------
Investing activities:
  Purchase of fixed
   assets...............   (12,330)    (17,423)    (160,510)     (58,064)     (33,430)
                         ---------  ----------  -----------  -----------  -----------
        Net cash used in
         investing
         activities.....   (12,330)    (17,423)    (160,510)     (58,064)     (33,430)
                         ---------  ----------  -----------  -----------  -----------
Financing activities:
  Distributions to
   stockholders.........  (505,000)   (700,000)  (3,800,000)  (1,200,000)  (3,207,800)
                         ---------  ----------  -----------  -----------  -----------
        Net cash used in
         financing
         activities.....  (505,000)   (700,000)  (3,800,000)  (1,200,000)  (3,207,800)
                         ---------  ----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............  (115,012)     80,451      424,295      736,806      534,741
Cash and cash
 equivalents at
 beginning of period....   219,839     104,827      185,278      185,278      609,573
                         ---------  ----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period................. $ 104,827  $  185,278  $   609,573  $   922,084  $ 1,144,314
                         =========  ==========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                              ABOUT HEALTH, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

  About Health, Inc. ("About Health") specializes in cost containment in the healthcare industry. About Health uses its proprietary database and professional negotiators to analyze healthcare-related insurance claims on behalf of health insurance companies, third party administrators, health maintenance organizations and reinsurance companies. About Health is able to reduce clients' expenses by negotiating substantial discounts directly with healthcare providers. About Health receives revenue equal to a percentage of the total discount negotiated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents

  About Health considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation and amortization, and are depreciated on a straight-line basis over an estimated useful economic life of three to seven years.

  Maintenance and repairs are charged to operations and major improvements that extend the useful life are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

 Common Stock

  About Health has the authority to issue 1,000 shares of $1 par value common stock, of which 750 are designated "Voting Common Stock" and 250 are designated "Non-Voting Common Stock." The 100 shares issued and outstanding as of December 31, 1995 and 1996 are Voting Common Stock.

 Revenue Recognition

  About Health recognizes revenue based on the contracted percentage of the amount of cost savings realized by About Health's clients as a result of the discounts negotiated by About Health. Revenue is recorded in the period in which the negotiation of the cost saving is initially completed.

  Adjustments to receivables and revenues are recorded in the period that renegotiations of the discounts or About Health's percentage of cost savings are concluded. About Health provides allowances for adjustments and amounts it does not expect to collect based on an evaluation of its accounts receivable portfolio and prior experience.

 Income Taxes

  About Health, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of a Subchapter S corporation are taxed on their proportionate share of About Health's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

 Concentration of Credit Risk

  Financial instruments that potentially subject About Health to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. About Health maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured amounts. About Health has not experienced any losses in these accounts and About Health believes it is not exposed to any significant credit risk. About Health's accounts receivable are concentrated with customers in the insurance industry. About Health does not require collateral from its customers.

 Fair Value of Financial Instruments

  At December 31, 1995 and 1996, financial instruments held consist of cash, accounts receivable, accounts payable and accrued expenses for which carrying value approximates fair value due to the short-term nature of these items.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liability at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited Interim Financial Statements

  The unaudited balance sheet as of June 30, 1997 and the unaudited statements of income and cash flows for the six-month periods ended June 30, 1997 and 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

3. TRADE ACCOUNTS RECEIVABLE

  Trade accounts receivable as of December 31, 1995 and 1996 are as follows:

                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           --------  ----------
      Trade accounts receivable........................... $748,720  $2,448,074
      Allowance...........................................  (22,763)   (183,686)
                                                           --------  ----------
      Trade accounts receivable, net...................... $725,957  $2,264,388
                                                           ========  ==========

    The provisions included in selling, general and administrative expense for trade accounts receivable allowance was $30,451, $61,596 and $304,010 for the years ended December 31, 1994, 1995 and 1996, respectively. Amounts charged against the trade accounts receivable allowance totaled $21,506, $47,778 and $143,087 for the years ended December 31, 1994, 1995 and 1996, respectively.

4. PROPERTY AND EQUIPMENT

  Property and equipment as of December 31, 1995 and 1996 are as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               ------- --------
      Machinery and equipment................................. $37,515 $122,914
      Furniture and fixtures..................................  20,707   69,125
      Leasehold improvements..................................     --    26,693
                                                               ------- --------
      Less accumulated depreciation and amortization..........  16,469   38,245
                                                               ------- --------
          Total............................................... $41,753 $180,487
                                                               ======= ========

5. LEASES

  About Health leases office space and telephone equipment under operating leases which contain certain rent escalations. Future minimum payments under these noncancellable lease agreements for office space and telephone equipment consisted of the following as of December 31, 1996:

             1997............................ $185,241
             1998............................  194,598
             1999............................  183,688
                                              --------
                                              $563,527
                                              ========

  Rental expense under operating leases was $32,783, $39,330 and $103,158 for the years ended December 31, 1994, 1995 and 1996, respectively.

6. RETIREMENT PLAN

  About Health has a defined contribution profit sharing plan entitled the "About Health, Inc. 401(k) Plan" which was started in 1996 and covers substantially all eligible employees. Under the provisions of the plan, eligible employees may defer up to 20% of their compensation. The Plan provides that About Health may make a discretionary matching contribution to be determined annually. About Health contributions and other expenses associated with the plan were approximately $25,800 for the year ended December 31, 1996.

7. STOCK APPRECIATION RIGHT PAYMENTS

  Certain key executives of About Health are entitled to receive stock appreciation right payments ("SARP") equal to up to 13% of the net proceeds received in any transaction involving the disposition of About Health's assets, as defined in the SARP agreements, other than in the ordinary course of business, to the extent that such amount is distributed to the stockholders of About Health. The SARPs terminate upon a specified number of days following the termination of the employee's employment with About Health.

8. MAJOR CUSTOMERS

  For the year ended December 31, 1996 there were two customers that individually accounted for approximately 18% and 13%, respectively, of revenue. For the year ended December 31, 1995 there were no customers that accounted for over 10% of revenue and for the year ended December 31, 1994 there was one customer that accounted for approximately 13% of revenue.

9. TRANSACTION WITH PREFERRED PAYMENT SYSTEMS, LLC

  On July 31, 1997, About Health contributed substantially all of its assets to Preferred Payment Systems, LLC (the "Operating Company") in exchange for cash, common units of the Operating Company and other consideration.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

      SEC registration fee............................................. $20,910
      NASD filing fee..................................................   7,400
      NASDAQ National Market listing fee...............................    *
      Printing, engraving, postage and mailing.........................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Transfer agent fees and expenses.................................    *
      Miscellaneous....................................................    *
                                                                        -------
          Total........................................................ $  *
                                                                        =======

*To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation, subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Section 145 of the DGCL empowers a Delaware corporation to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened because such person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of such corporation.

  In accordance with Section 102(b)(7) of the DGCL, Article VIII of the Company's Amended and Restated Certificate of Incorporation provides that "[a] director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation law is amended to authorize the further elimination or limitation of liability of directors, then the liability of directors shall be eliminated or limited to the full extent authorized by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification."

  The Company's Certificate of Incorporation and Bylaws contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company also maintains directors' and officers' liability insurance in the amount of $5.0 million.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its directors and executive officers in the Offering of the Common Stock registered hereby, and each person, if any, who controls the Company, for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information relates to securities of the Company issued or sold within the past three years.

  (a) Pursuant to an Agreement of Merger dated August 29, 1996, the stockholders of Preferred Payment Systems, Inc., an Illinois corporation, merged with and into its wholly-owned subsidiary Preferred Delaware, Inc., a Delaware corporation. The surviving Delaware corporation subsequently amended its certificate of incorporation to change its name to Preferred Payment Systems, Inc. In connection with this merger, each issued and outstanding share of common stock of the Illinois corporation was, on August 29, 1996, exchanged for one share of Common Stock of the Company. The persons who received shares of the Company pursuant to this share exchange are set forth below.

                                                                     NUMBER OF
      STOCKHOLDER                                                  SHARES ISSUED
      -----------                                                  -------------
      Steven E. Nelson............................................     500,000
      James T. Doody..............................................     225,000
      Byron W. Smith..............................................     225,000
      Craig W. Cunningham.........................................      67,432
      Brent R. Anderson...........................................      50,000
      Rosemary Weiner.............................................      90,000
      Daniel Kenney...............................................      11,432
      Daniel J. Marion............................................       1,667
                                                                     ---------
          Total...................................................   1,170,531
                                                                     =========

  (b) In connection with the 1996 Transaction, the TA Investors invested $17.0 million to acquire (i) $10.0 million dollars in Convertible Subordinated Notes and (ii) $7.0 million of Subordinated Notes. See "Certain Transactions."

  (c) As of October 31, 1997, (i) persons who had received options pursuant to the Incentive Stock Plan had exercised options pursuant to such plan to acquire 35,850 shares of the Company's Common Stock, and (ii) persons who had received options pursuant to the Replacement Plan had exercised options pursuant to such plan to acquire 9,333 shares of the Company's Common Stock. See "Management--1996 Incentive Stock Plan" and "Management--1996 Replacement Stock Option Plan."

  (d) In connection with the Merger, About Health merged with and into the Company and each share of common stock of About Health exchanged for one share of Common Stock of the Company. The persons who received shares of the Company pursuant to this share exchange are set forth below:

                                                                     NUMBER OF
      STOCKHOLDER                                                  SHARES ISSUED
      -----------                                                  -------------
      Don P. Greenberg............................................    450,970
      Timothy Smith...............................................     47,481
      Sonny Bloom.................................................     22,776
      Trust for Miriam Greenberg..................................     20,654
      Trust for David Greenberg...................................     12,909
      Trust for Robert Greenberg..................................     12,909
      Trust for Daniel Greenberg..................................     12,909
      Trust for Amy Greenberg.....................................     12,909
                                                                      -------
          Total...................................................    593,517
                                                                      =======

  No underwriters were engaged in connection with the foregoing sales of securities. The foregoing sales, other than the issuance of shares upon the exercise of options, were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for transactions not involving a public offering. The issuance of the shares upon the exercise of options was made in reliance on the exemption from registration provided under Rule 701 of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

  (a) LIST OF EXHIBITS (filed herewith unless otherwise noted)

      1.1 Form of Underwriting Agreement among the Company and Mor-gan Stanley & Co. Incorporated, Smith Barney Inc. and
               Piper Jaffray Inc.*
      3.1 Form of Amended and Restated Certificate of Incorporation of Preferred Payment Systems, Inc.*
      3.2      Form of Bylaws of Preferred Payment Systems, Inc.*
      4.1      Specimen Stock Certificate of Preferred Payment Systems,
               Inc.*
      4.2      1996 Registration Rights Agreement
      4.3      Amendment to the 1996 Registration Rights Agreement
      4.4      1997 Registration Rights Agreement
      5.1      Opinion of McDermott, Will & Emery*
     10.1      Employment Agreement between Preferred Payment Systems,
               Inc. and Steven E. Nelson
     10.2      Employment Agreement between Preferred Payment Systems,
               Inc. and James T. Doody
     10.3      Employment Agreement between Preferred Payment Systems,
               Inc. and Byron W. Smith
     10.4      Employment Agreement between Preferred Payment Systems,
               Inc. and Craig W.
               Cunningham
     10.5      Employment Agreement between Preferred Payment Systems,
               Inc. and Brent R. Anderson
     10.6      Employment Agreement between Preferred Payment Systems,
               Inc. and Robert C. Trumpy*
     10.7      Employment Agreement between Preferred Payment Systems,
               Inc. and Donald P.
               Greenberg*
     10.8      Amended and Restated 1996 Incentive Stock Plan
     10.9      1996 Replacement Stock Option Plan
     10.10 Preferred Payment Systems, Inc. Lease in Naperville, Illi-nois
     11.1      Statement Regarding Computation of Earnings Per Share*
     21.1      Subsidiaries of Preferred Payment Systems, Inc.
     23.1      Consent of Arthur Andersen LLP
     23.2      Consent of Coopers and Lybrand, L.L.P.
     27.1      Financial Data Schedule
     99.1      Consent of McDermott, Will & Emery (included with Exhibit
                  5.1)*

--------
*  To be filed by amendment.

  (b) FINANCIAL STATEMENT SCHEDULES

    All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Representative of the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Representative of the Underwriters to permit prompt delivery to each purchaser.

  The Registrant hereby undertakes further that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville, State of Illinois on November 20, 1997.

                                          Preferred Payment Systems, Inc.

                                                 /s/ Steven E. Nelson
                                          By: _________________________________
                                                     Steven E. Nelson
                                                President, Chief Executive
                                               Officer, and Chairman of the
                                                          Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven E. Nelson and Robert C. Trumpy and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Preferred Payment Systems, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


     /s/ Steven E. Nelson            President, Chief Executive    November 20, 1997
____________________________________  Officer, and Chairman of
          Steven E. Nelson            the Board

     /s/ Don P. Greenberg            Executive Vice President,     November 20, 1997
____________________________________  Chief Operating Officer and
          Don P. Greenberg            Director

      /s/ James T. Doody             Executive Vice President--    November 20, 1997
____________________________________  Sales and Director
           James T. Doody

      /s/ Byron W. Smith             Executive Vice President,     November 20, 1997
____________________________________  Chief Information Officer
           Byron W. Smith             and Director

     /s/ Robert C. Trumpy            Executive Vice President,     November 20, 1997
____________________________________  Chief Financial Officer,
          Robert C. Trumpy            and Secretary
                                      (Chief Financial and
                                      Accounting Officer)

   /s/ Jonathan M. Goldstein         Director                      November 20, 1997
____________________________________
       Jonathan M. Goldstein

     /s/ Richard D. Tadler           Director                      November 20, 1997
____________________________________
         Richard D. Tadler